Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and between

NATIONAL COMMERCE CORPORATION

(a Delaware corporation)

and

FIRSTATLANTIC FINANCIAL HOLDINGS, INC.

(a Florida corporation)

Dated as of

August 16, 2017

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of August 16, 2017, by and between National Commerce Corporation (“NCC”), a corporation organized and existing under the Laws of the State of Delaware, with its principal office in Birmingham, Alabama; and FirstAtlantic Financial Holdings, Inc. (“FFHI”), a corporation organized and existing under the Laws of the State of Florida, with its principal office in Jacksonville, Florida.

Preamble

The respective Boards of Directors of NCC and FFHI have determined that the transactions described herein are in the best interests of the Parties and their respective stockholders. This Agreement provides for the acquisition of FFHI by NCC pursuant to the merger of FFHI with and into NCC (the “Merger”). At the effective time of the Merger, and except as provided herein, the outstanding equity securities of FFHI shall be converted into the right to receive shares of common stock of NCC or, at the election of the stockholders of FFHI, into cash (subject to the requirements and limitations set forth herein).

The transactions described in or otherwise contemplated by this Agreement are subject to, among other things: (i) the filing by NCC and the effectiveness of a registration statement with respect to the shares of common stock of NCC to be issued by NCC in the Merger; (ii) the approval of the stockholders of FFHI; (iii) the approval of, notice to and/or waiver of the Federal Reserve and the OCC; and (iv) the satisfaction of certain other conditions described in this Agreement. It is the intention of the parties to this Agreement that, for federal income tax purposes, the Merger and the Bank Merger shall each qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury regulations promulgated thereunder, and that this Agreement shall constitute, and is adopted as, a “plan of reorganization” within the meaning of Section 368(a) of the Code for purposes of Sections 354, 356 and 361 of the Code (and any comparable provision of state law) for federal and applicable state income tax purposes.

Certain capitalized terms used but not otherwise defined in this Agreement are defined in Section 11.1 of this Agreement.

NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants and agreements set forth herein, the Parties agree as follows:

Article 1
Transaction and Terms of Merger

1.1     The Merger.     Subject to the terms and conditions of this Agreement, at the Effective Time, FFHI shall be merged with and into NCC in accordance with the provisions of Section 252 of the DGCL and Section 607.1107 of the FBCA. At the Effective Time, the separate corporate existence of FFHI shall cease. NCC shall be the surviving corporation resulting from the Merger (the “Surviving Corporation”) and shall continue to be governed by the DGCL. The Merger will be consummated pursuant to the terms of this Agreement, which has been approved and adopted by the respective Boards of Directors of NCC and FFHI.

1.2     Time and Place of Closing.      The place of the Closing shall be at the offices of Maynard, Cooper & Gale, P.C., Birmingham, Alabama, or such other place as may be mutually agreed upon by the Parties. Subject to the terms and conditions of this Agreement, unless otherwise mutually agreed upon in writing by the chief executive officers of NCC and FFHI, the Closing will take place at 9:00 a.m. Central Time on the last Business Day of the month in which the closing conditions set forth in Article 9 below (other than those conditions that are to be satisfied at the Closing) have been satisfied or waived pursuant to Section 11.4 of this Agreement (the date of such Closing, the “Closing Date”).

1.3     Effective Time. Subject to the terms and conditions of this Agreement and the occurrence of the Closing, the Merger shall become effective: (a) on the date and at the time that the later of the following shall occur: (i) the Certificate of Merger required by the DGCL shall be accepted for filing by the Secretary of State of Delaware, and (ii) the Articles of Merger required by the FBCA shall be accepted for filing by the Secretary of State of Florida; or (b) on such date and at such time subsequent to the date and time established pursuant to subsection 1.3(a) above as may be specified by the Parties in the Certificate of Merger and Articles of Merger (provided that such subsequent date and time shall not be later than a time on the 30th day after the date on which the Certificate of Merger and Articles of Merger are filed) (such time is hereinafter referred to as the “Effective Time”). Unless the chief executive officers of NCC and FFHI otherwise mutually agree in writing, the Parties shall use their commercially reasonable efforts to cause the Effective Time to occur on the Closing Date.

1.4     Voting Agreements. Concurrently with the execution and delivery of this Agreement and as a material condition hereto, each member of the FFHI Board and certain executive officers of FFHI are entering into Voting Agreements with NCC whereby, among other things, such Persons have agreed, upon the terms and subject to the conditions set forth therein, to vote all of the shares of FFHI Common Stock owned by them in favor of this Agreement and the Merger and to support actions necessary to consummate the Merger and the Bank Merger.

1.5   Merger of Bank Subsidiaries. At the later of the Effective Time or such time as provided in Section 8.13, FirstAtlantic Bank, a federal savings association and wholly owned subsidiary of FFHI (“FirstAtlantic Bank”) will be merged (the “Bank Merger”) with and into National Bank of Commerce, a national banking association and wholly owned subsidiary of NCC (“NBC”), with NBC as the surviving association, upon the terms and with the effect set forth in an agreement and plan of merger (the “Bank Merger Agreement”) in substantially the form attached hereto as Exhibit A.

Article 2
Effect of THE Merger

2.1     Certificate of Incorporation and Bylaws. The Certificate of Incorporation of NCC in effect immediately prior to the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation immediately after the Effective Time, unless and until amended in accordance with applicable Law. The Bylaws of NCC in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation immediately after the Effective Time, unless and until amended in accordance with applicable Law.

2.2     Directors and Officers. The directors of the Surviving Corporation immediately following the Effective Time shall consist of the directors of NCC immediately prior to the Effective Time, and such directors shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal; provided, however, that NCC shall take any and all steps required under its Certificate of Incorporation and Bylaws to increase the size of the NCC Board as of the Effective Time and to appoint the FFHI Designee, effective as of the Effective Time, to fill such vacancy. Thereafter, NCC agrees to include the FFHI Designee in its recommended slate of nominees for election as a director at each of its first and second annual meetings of stockholders of NCC following the Effective Time. Nothing in this Section 2.2 shall require NCC to elect, appoint, nominate or recommend the FFHI Designee for election to the NCC Board if he or she shall become the subject of a Disqualification; provided, however, that if the FFHI Designee becomes the subject of a Disqualification prior to the Effective Time, NCC shall select a substitute FFHI Designee. The officers of the Surviving Corporation immediately following the Effective Time shall consist of the officers of NCC immediately prior to the Effective Time, and such officers shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

2.3     Effect of Merger. At the Effective Time, the Merger shall have the effect set forth in Sections 259 and 261 of the DGCL and the comparable provisions of the FBCA. Without limiting the generality of the foregoing, all rights, franchises and interests of FFHI and NCC in and to every type of property (real, personal and mixed) and choses in action shall be transferred to and vested in the Surviving Corporation by virtue of the Merger without any deed or other transfer. The Surviving Corporation shall hold and enjoy all rights of property, franchises and interests, including appointments, designations and nominations, and all other rights and interests as trustee, executor, administrator, registrar of stocks and bonds, guardian of estates, assignee and receiver, and in every other fiduciary capacity, in the same manner and to the same extent as such rights, franchises, and interests were held or enjoyed by FFHI and NCC at the Effective Time. All Liabilities and obligations of FFHI and NCC shall be deemed to have been assumed by the Surviving Corporation, and the Surviving Corporation shall be bound thereby in the same manner and to the same extent as each of FFHI and NCC was so bound at the Effective Time.

Article 3
Conversion of constituents’ CAPITAL STOCK AND OTHER EQUITY

3.1     Manner of Converting Equity Securities. Subject to the provisions of this Article 3, at the Effective Time, by virtue of the Merger and without any further action on the part of NCC, FFHI or the holders of any shares of capital stock thereof, the shares of capital stock and the rights, options and warrants to acquire shares of capital stock of the constituent corporations shall be converted as follows:

(a)     NCC Capital Stock. Each share of capital stock of NCC issued and outstanding immediately prior to the Effective Time shall continue to be an issued and outstanding share of the capital stock of the Surviving Corporation from and after the Effective Time.

(b)     FFHI Common Stock Held by Parties. Each share of FFHI Common Stock issued and outstanding immediately prior to the Effective Time that is held as treasury stock or that is owned, directly or indirectly, by any FFHI Company or any NCC Company (other than shares of FFHI Common Stock held in trust accounts (including grantor or rabbi trust accounts), managed accounts and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties and other than shares of FFHI Common Stock held, directly or indirectly, in respect of a debt previously contracted) shall be cancelled and shall cease to exist at the Effective Time without any conversion thereof, and no shares of NCC Common Stock, cash or other consideration shall be delivered in exchange therefor.

(c)     Exchange Ratio for FFHI Common Stock. Subject to Sections 3.2 and 3.4 below, each share of FFHI Common Stock issued and outstanding immediately prior to the Effective Time (excluding (i) shares cancelled pursuant to Section 3.1(b) above, (ii) Cash Election Shares described in Section 3.1(d)(i) below, and (iii) shares held by stockholders who perfect their dissenters’ rights of appraisal as provided in Section 3.3 below) shall cease to be outstanding and shall be converted into and exchanged for the right to receive 0.44 shares of NCC Common Stock (the “Exchange Ratio”).

(d)     Stock and Cash Election.

(i)     Holders of FFHI Common Stock shall be provided an opportunity to elect to receive cash consideration in lieu of receiving NCC Common Stock in the Merger, in accordance with the election procedures set forth below. Subject to Section 3.1(d)(v), a holder of FFHI Common Stock who properly elects to receive cash with respect to one or more shares of FFHI Common Stock (each, a “Cash Election Share”) shall receive $17.25, without interest, for each such Cash Election Share (the “Per Share Cash Consideration”); provided, however, that the aggregate number of shares of FFHI Common Stock that will be converted into and exchanged for the right to receive the Per Share Cash Consideration shall be equal to, as nearly as practicable, but shall not exceed 646,293 (the “Cash Conversion Share Limitation”), and the aggregate cash consideration to be paid in respect of such Cash Election Shares (excluding, for purposes of clarity, amounts paid or payable to holders of Dissenting Shares) shall be equal to, as nearly as practicable, but shall not exceed $11,148,555 (the “Total Cash Amount”). Subject to the foregoing limitation and the proration procedures set forth in Section 3.1(d)(v), at the Effective Time, each Cash Election Share shall cease to be outstanding and, in lieu of converting into and being exchanged into the right to receive shares of NCC Common Stock, shall be converted into and exchanged for the right to receive the Per Share Cash Consideration.

(ii)     The Exchange Agent shall mail an election form in such form as NCC and FFHI shall mutually agree (the “Election Form”) with or following the issuance of the Proxy Statement/Prospectus, to each holder of record of FFHI Common Stock. Each Election Form shall permit a holder (or the beneficial owner through appropriate and customary documentation and instructions) of FFHI Common Stock to elect to receive cash with respect to all or a portion of such holder’s FFHI Common Stock, subject to the Cash Conversion Share Limitation in Section 3.1(d)(i) above and the proration procedures set forth in Section 3.1(d)(v).

(iii)      Any shares of FFHI Common Stock (A) with respect to which the holder shall not have submitted to the Exchange Agent an effective, properly completed Election Form prior to 5:00 p.m. Eastern Time on the day before the FFHI Stockholders’ Meeting (or such other time and date as NCC and FFHI may mutually agree) (the “Election Deadline”), (B) with respect to which the holder shall have submitted an Election Form prior to the Election Deadline but with respect to which such holder shall have elected not to receive cash, or (C) that are issued after the Election Deadline but prior to the Effective Time to the holder of a FFHI Option or FFHI Warrant pursuant to the valid exercise thereof during such period (all such shares described in this subsection (iii) being referred to as “Stock Election Shares”) shall, subject to the proration procedure in subsection (v) below, be converted into NCC Common Stock at the Effective Time as set forth in, and subject to, Section 3.1(c) above.

(iv)      Any Election Form may be revoked or amended by the Person submitting such Election Form at or prior to the Election Deadline. In the event that an Election Form is revoked and a replacement Election Form therefor is not submitted prior to the Election Deadline, the shares of FFHI Common Stock represented by such Election Form shall become Stock Election Shares. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decision of the Exchange Agent regarding such matters shall be binding and conclusive. Neither NCC nor the Exchange Agent shall be under any obligation to notify any person of any defect in an Election Form.

(v)      Within five (5) Business Days after the Election Deadline, unless the Effective Time has not yet occurred, in which case as soon thereafter as practicable, the allocation among the holders of FFHI Common Stock in accordance with the Election Forms shall be effected by the Exchange Agent as follows:

(A)      Cash Elections More Than the Total Cash Amount. If the aggregate amount of cash that would be paid upon conversion in the Merger of the Cash Election Shares (the “Potential Cash Payment”) is greater than the Total Cash Amount, then, at NCC’s sole option and election by written notice to FFHI, NCC may increase the Cash Conversion Share Limitation up to the actual number of Cash Election Shares (subject to an adjusted maximum Cash Conversion Share Limitation of 861,293 shares) and the Total Cash Amount up to the amount of the actual Potential Cash Payment (subject to an adjusted maximum of $14,857,305). If NCC elects to increase the Cash Conversion Share Limitation and Total Cash Amount so as to equal the number of Cash Election Shares and Potential Cash Payment, respectively, then the provisions of Section 3.1(d)(v)(C) shall apply. If NCC either (x) does not elect to increase the Cash Conversion Share Limitation and Total Cash Amount or (y) elects to increase the Cash Conversion Share Limitation and Total Cash Amount but after such increase the actual number of Cash Election Shares and Potential Cash Payment still exceed the Cash Conversion Share Limitation and Total Cash Amount, respectively, then:

(1)     the number of Cash Election Shares designated by each holder of FFHI Common Stock who properly submitted an Election Form shall be automatically reduced to that number of shares equal to the product of (i) the number of such holder’s Cash Election Shares designated in the Election Form and (ii) a fraction, the numerator of which is the Cash Conversion Share Limitation (as increased in accordance with Section 3.1(d)(v)(A) above, as applicable), and the denominator of which is the aggregate number of Cash Election Shares designated in all Election Forms;

(2)     each Cash Election Share remaining after adjustment pursuant to subsection (1) above shall be converted into the right to receive the Per Share Cash Consideration pursuant to Section 3.1(d)(i);

(3)     each share of FFHI Common Stock that would have been a Cash Election Share but for the adjustment pursuant to subsection (1) above shall automatically be deemed to be a Stock Election Share; and

(4)     each Stock Election Share, including those so designated pursuant to subsection (3) above, shall be converted into the right to receive NCC Common Stock pursuant to Section 3.1(c).

(B)        Cash Elections Less Than the Total Cash Amount. If the Potential Cash Payment is less than the Total Cash Amount, then:

(1)     the Exchange Agent shall select first from among the Stock Election Shares that obtained such status because the holders thereof did not submit an effective, properly completed Election Form by the Election Deadline, by a pro rata selection process, and then (if necessary) from among the remaining Stock Election Shares, by a pro rata selection process, a sufficient number of Stock Election Shares to instead receive the Per Share Cash Consideration such that the aggregate cash amount that will be paid in the Merger equals as closely as practicable but does not exceed the Total Cash Amount, and each share of FFHI Common Stock that would have been a Stock Election Share but for the adjustment pursuant to this subsection (1) shall automatically be deemed to be a Cash Election Share. The pro rata selection process to be used by the Exchange Agent shall consist of such equitable proration processes as shall be mutually determined by NCC and FFHI before the Effective Time;

(2)     each Cash Election Share, including those so designated pursuant to subsection (1) above, shall be converted into the right to receive the Per Share Cash Consideration pursuant to Section 3.1(d)(i); and

(3)     each Stock Election Share remaining after the adjustment process pursuant to subsection (1) above shall be converted into the right to receive NCC Common Stock pursuant to Section 3.1(c).

(C)      Cash Elections Equal to the Total Cash Amount. If the Potential Cash Payment is equal or nearly equal (as determined by the Exchange Agent) to (but in no event in excess of) the Total Cash Amount, then subsections (A) and (B) above shall not apply and:

(1)     each Cash Election Share shall be converted into the right to receive the Per Share Cash Consideration pursuant to Section 3.1(d)(i); and

(2)     each Stock Election Share shall be converted into the right to receive NCC Common Stock pursuant to Section 3.1(c).

(e)     FFHI Options. At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each outstanding and unexercised option to purchase shares of FFHI Common Stock pursuant to the FFHI Stock Incentive Plan (each, a “FFHI Option”), whether vested or unvested, that is outstanding immediately prior to the Effective Time, shall automatically be cancelled and converted into an obligation of NCC to pay (or cause to be paid) and a right of the holder to receive, in full satisfaction of any rights in respect of the FFHI Option, a cash payment, without interest, equal to the product of (i) the total number of shares of FFHI Common Stock subject to such FFHI Option, multiplied by (ii) the excess, if any, of the Per Share Cash Consideration over the exercise price per share of FFHI Common Stock subject to such FFHI Option (with the aggregate amount of such payment to the holder to be rounded to the nearest cent), less the amount of any required withholding Tax. Any FFHI Option that has an exercise price per share that is equal to or greater than the Per Share Cash Consideration shall not be entitled to any payment with respect to such cancelled FFHI Option, and such FFHI Options shall be excluded from the calculations above. The Surviving Corporation shall pay (or cause to be paid) to the holders of FFHI Options the cash payments described in this Section 3.1(e) on or as soon as reasonably practicable after the Effective Time, but in any event within ten (10) Business Days following the Effective Time. For the sake of clarity, neither NCC nor NBC shall assume any FFHI Option or the FFHI Stock Incentive Plan. Any amounts payable pursuant to this Section 3.1(e) for purposes of unexercised FFHI Options shall not be considered part of, or in any way adjust, the Total Cash Amount. Concurrently with the execution and delivery of this Agreement, certain holders of FFHI Options have executed and delivered an Option Termination Agreement with FFHI (each, an “Option Termination Agreement”) pursuant to which each such holder has agreed to the treatment of the FFHI Options provided for in this Section 3.1(e).

(f)     FFHI Warrants. At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each FFHI Warrant, whether vested or unvested, that is outstanding immediately prior to the Effective Time, shall cease to represent a right to purchase shares of FFHI Common Stock and shall be converted into a right to purchase shares of NCC Common Stock, and NCC will assume such FFHI Warrant subject to its terms, including any acceleration in vesting that will occur as a consequence of the Merger according to any instrument or agreement governing such FFHI Warrant; provided, however, that after the Effective Time: (i) the number of shares of NCC Common Stock purchasable upon exercise of each FFHI Warrant will equal the product of (A) the number of shares of FFHI Common Stock that were purchasable under the FFHI Warrant immediately before the Effective Time and (B) the Exchange Ratio, rounded to the nearest whole share; (ii) the per share exercise price for each FFHI Warrant will equal the quotient obtained by dividing (A) the per share exercise price of the FFHI Warrant in effect immediately before the Effective Time by (B) the Exchange Ratio, rounded to the nearest cent; and (iii) where the context so requires, all references to FFHI shall be deemed to be references to NCC and its Subsidiaries, as applicable, and all references to the FFHI Board (or the Compensation Committee thereof) shall be deemed to be references to the NCC Board (or the Compensation Committee thereof).

(g)     FFHI Restricted Stock. At the Effective Time, each share of FFHI Restricted Stock that is outstanding immediately prior to the Effective Time shall become fully vested and treated as any other share of outstanding FFHI Common Stock for purposes of this Agreement, and, for purposes of the election procedures set forth in Section 3.1(d), shall be deemed outstanding and of record at the time such election materials are provided to holders of record of FFHI Common Stock and shall, without duplication, receive the form of consideration with respect thereto determined in accordance with Section 3.1(d), less applicable withholding Taxes.

(h)     FFHI Actions to Effectuate Exchange. Prior to the Effective Time, (i) the compensation committee of the FFHI Board shall adopt such resolutions or take such other actions as may be reasonably required to effect the transactions described in Sections 3.1(e), (f) and (g), (ii) FFHI shall notify each holder of FFHI Warrants and/or FFHI Restricted Stock (which form notices shall be provided to NCC for review and comment in advance of distribution to holders of FFHI Warrants and/or FFHI Restricted Stock) stating that such holder’s FFHI Warrants and/or FFHI Restricted Stock shall be treated in the manner set forth in Sections 3.1(f) and (g) hereof, respectively, (iii) FFHI shall use its reasonable best efforts to obtain from each holder of FFHI Warrants and/or FFHI Restricted Stock a written acknowledgement of the receipt of such notice, and (iv) prior to the Closing Date, FFHI shall use its reasonable best efforts to obtain an Option Termination Agreement from each holder of FFHI Options that are outstanding as of the Closing Date who did not enter into such an agreement concurrently with the execution and delivery of this Agreement.

(i)     Maximum Number of Shares of NCC Common Stock Issuable. Subject to the terms and conditions of this Agreement, assuming that (i) there are no FFHI Dissenting Shares, (ii) there is no adjustment to the Exchange Ratio pursuant to Section 3.2 below, (iii) the number of Cash Election Shares equals the Cash Conversion Share Limitation (without any increase therein) such that holders of FFHI Common Stock receive an aggregate of $11,148,555 in Per Share Cash Consideration in the Merger, (iv) all of the FFHI Options are vested and the holders exercise all of the FFHI Options prior to the Effective Time (and do so by paying the exercise price in cash), (v) the holders of FFHI Warrants exercise all of the FFHI Warrants prior to the Effective Time (and do so by paying the exercise price in cash), and (vi) all of the FFHI Restricted Stock is fully vested and treated as any other share of outstanding FFHI Common Stock, then the holders of FFHI Common Stock (including the holders of FFHI Restricted Stock), FFHI Options, and FFHI Warrants would have the right to receive, in the aggregate, a maximum of 2,559,323 shares of NCC Common Stock as a result of the Merger.

3.2     Anti-Dilution Provisions. If NCC changes the number of shares of NCC Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, reverse stock split, stock dividend or similar recapitalization with respect to such stock and the record date therefor is prior to the Effective Time, then the Exchange Ratio shall be proportionately adjusted as needed to preserve the relative economic benefit to the Parties provided for in Section 3.1(c).

3.3     FFHI Dissenting Stockholders. Notwithstanding the provisions of Section 3.1 or anything in this Agreement to the contrary, shares of FFHI Common Stock that are issued and outstanding immediately prior to the Effective Time and that are held by a holder who properly dissents from the Merger (“Dissenting Shares”) when and in the manner required by Sections 607.1302 et seq. of the FBCA (the “Dissenter Provisions”) shall not be treated as Stock Election Shares or Cash Election Shares and shall not be converted into the right to receive either shares of NCC Common Stock or the Per Share Cash Consideration, but instead the holder of such Dissenting Shares shall be entitled to payment of the fair value thereof in accordance with the Dissenter Provisions, with such amount not being considered part of or in any way adjusting the Total Cash Amount. At the Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist or be outstanding, and the holder thereof shall cease to have any right with respect thereto, except the right to receive the fair value of such Dissenting Shares in accordance with the Dissenter Provisions; provided, however, that no payment shall be made with respect to any Dissenting Shares unless and until the holder thereof shall have complied with the applicable provisions of the Dissenter Provisions and surrendered to the Surviving Corporation the certificate or certificates representing the Dissenting Shares for which payment is to be made. If any holder of shares of FFHI Common Stock shall have failed to perfect such holder’s right to receive, or shall have effectively waived, withdrawn, lost or forfeited any right to demand or receive, the fair value of such FFHI Common Stock under the Dissenter Provisions, then such holder’s shares of FFHI Common Stock shall thereupon be deemed and treated as if they had, at the Effective Time, been Stock Election Shares and converted into the right to receive shares of NCC Common Stock in accordance with Section 3.1(c), subject to the proration adjustment process in Section 3.1(d)(v). FFHI shall give NCC (i) prompt notice of any written notices of any holder’s intent to demand payment or exercise appraisal rights in respect of any shares of FFHI Common Stock, withdrawals or attempted withdrawals of such notices and any other notices or instruments served pursuant to the Dissenter Provisions and received by FFHI relating to any attempted, purported or actual exercise of appraisal rights and (ii) the opportunity to participate in, direct and control all discussions, negotiations and proceedings with respect to the exercise of such appraisal rights under the Dissenter Provisions. Each holder of Dissenting Shares who becomes entitled, pursuant to the Dissenter Provisions, to payment for any Dissenting Shares shall receive payment therefor from the Surviving Corporation (but only after the amount thereof shall have been agreed upon or at the times and in the amounts required by the Dissenter Provisions). FFHI shall not, except with the prior written consent of NCC, voluntarily make any payment with respect to, or settle or offer to settle, any demand for payment by a holder of Dissenting Shares. Nothing contained in this Section 3.3 shall in any way limit the right of NCC to terminate this Agreement and abandon the Merger under Section 10.1(i).

3.4     Fractional Shares. Fractional shares of NCC Common Stock shall not be issued upon the surrender of certificates representing FFHI Common Stock for exchange; no dividend or distribution with respect to NCC Common Stock shall be payable on or with respect to any fractional share; and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of NCC. In lieu of any such fractional share, NCC shall pay to each former FFHI stockholder who otherwise would be entitled to receive a fractional share of NCC Common Stock an amount in cash (without interest) equal to the product of (i) the Average Quoted Price multiplied by (ii) the fraction of a share of NCC Common Stock to which such stockholder would otherwise be entitled.

Article 4
exchange of EQUITY SECURITIES

4.1     Exchange Procedures. Promptly (and within five (5) Business Days) after the Effective Time, the Surviving Corporation shall cause the Exchange Agent to mail to the former holders of FFHI Common Stock appropriate transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of FFHI Common Stock shall pass, only upon proper delivery of such certificates to the Exchange Agent). After completion of the allocation procedure set forth in Section 3.1(d)(v) and upon surrender of one or more certificates theretofore representing shares of FFHI Common Stock (each, an “FFHI Certificate”) for exchange and cancellation to the Exchange Agent (such shares to be free and clear of all liens, claims and encumbrances), together with a properly executed letter of transmittal, the holder of such FFHI Certificate shall be entitled to receive promptly thereafter in exchange therefor: (a) that number of whole shares of NCC Common Stock that such holder of FFHI Common Stock became entitled to receive pursuant to Article 3 hereof and (b) a check representing the aggregate cash consideration, if any, which such holder has the right to receive pursuant to the provisions of Article 3 hereof (rounded to the nearest cent), and the FFHI Certificate so surrendered shall forthwith be cancelled. The shares of NCC Common Stock to be issued pursuant to Article 3 and this Section 4.1 shall be in uncertificated book entry form, and upon compliance by a former holder of FFHI Common Stock with the provisions hereof and of the letter of transmittal, NCC shall instruct its registrar and transfer agent to make appropriate book entries with respect to such shares of NCC Common Stock. Such book entries of the issuance of uncertificated shares shall constitute delivery thereof for all purposes pursuant to this Agreement. No interest will be paid or accrued on the Per Share Cash Consideration, any cash in lieu of fractional shares, or any unpaid dividends and distributions, if any, payable to former holders of FFHI Common Stock. None of NCC, the Surviving Corporation or the Exchange Agent shall be obligated to deliver the consideration to which any former holder of FFHI Common Stock is entitled as a result of the Merger until such holder surrenders the FFHI Certificate for exchange as provided in this Section 4.1. The FFHI Certificate so surrendered shall be duly endorsed as the Exchange Agent may require.

4.2     Rights of Former FFHI Stockholders. At the Effective Time, the stock transfer books of FFHI shall be closed as to holders of FFHI Common Stock immediately prior to the Effective Time, and no transfer of FFHI Common Stock by any such holder shall thereafter be made or recognized. Until surrendered for exchange in accordance with the provisions of Section 4.1 of this Agreement, each FFHI Certificate, other than shares to be cancelled pursuant to Section 3.1(b) of this Agreement or as to which dissenter’s rights of appraisal have been perfected as provided in Section 3.3 of this Agreement, shall from and after the Effective Time represent for all purposes only the right to receive the consideration provided in Section 3.1 of this Agreement in exchange therefor. To the extent permitted by Law, former stockholders of record of FFHI Common Stock shall be entitled to vote after the Effective Time at any meeting of NCC stockholders (with a record date after the Effective Time) the number of whole shares of NCC Common Stock into which their respective shares of FFHI Common Stock (excluding Cash Election Shares) have been converted, regardless of whether such holders have exchanged their FFHI Certificates for shares of NCC Common Stock in accordance with the provisions of this Agreement. Whenever a dividend or other distribution is declared by NCC on the NCC Common Stock, the record date for which is at or after the Effective Time, the declaration shall include dividends or other distributions on all shares issuable pursuant to this Agreement. Notwithstanding the preceding sentence, any Person holding any FFHI Certificate at or after six (6) months after the Effective Time (the “Cutoff”) shall not be entitled to receive any dividend or other distribution payable after the Cutoff to holders of NCC Common Stock, which dividend or other distribution is attributable to such Person’s NCC Common Stock represented by said FFHI Certificate held after the Cutoff, until such Person surrenders such FFHI Certificate for exchange as provided in Section 4.1 of this Agreement. However, upon surrender of such FFHI Certificate, appropriate book entries shall be made with respect to the NCC Common Stock, and all such undelivered dividends or other distributions (without interest) and any undelivered cash payments (without interest) shall be delivered and paid with respect to each share represented by such FFHI Certificate. No holder of shares of FFHI Common Stock shall be entitled to voting rights or to receive any dividends or distributions declared or made with respect to the NCC Common Stock with a record date before the Effective Time.

4.3     Identity of Recipient of NCC Common Stock. In the event that the delivery of the consideration provided for in this Agreement is to be made to a Person other than the Person in whose name any FFHI Certificate surrendered is registered, such FFHI Certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer), with the signature(s) appropriately guaranteed, and otherwise in proper form for transfer, and the Person requesting such delivery shall pay any transfer or other taxes required by reason of the delivery to a Person other than the registered holder of such FFHI Certificate surrendered or establish to the satisfaction of NCC that such tax has been paid or is not applicable.

4.4     Lost or Stolen Certificates. If any holder of FFHI Common Stock convertible into the right to receive shares of NCC Common Stock or cash is unable to deliver such holder’s FFHI Certificate, NCC shall instruct its registrar and transfer agent, in the absence of actual notice that any such shares have been acquired by a bona fide purchaser, to make appropriate book entries with respect to such holder for the shares of NCC Common Stock to which the holder is entitled for such shares upon presentation of the following: (a) evidence to the reasonable satisfaction of NCC that any such FFHI Certificate has been lost, wrongfully taken or destroyed; (b) such security or indemnity as may be reasonably requested by NCC to indemnify and hold NCC and the Exchange Agent harmless; and (c) evidence satisfactory to NCC that such Person is the owner of the shares theretofore represented by each FFHI Certificate claimed by the holder to be lost, wrongfully taken or destroyed and that the holder is the Person who would be entitled to present such FFHI Certificate for exchange pursuant to this Agreement.

4.5     Laws of Escheat. If any of the consideration due or other payments to be paid or delivered to the holders of FFHI Common Stock is not paid or delivered within the time period specified by any applicable Laws concerning abandoned property, escheat or similar Laws, and if such failure to pay or deliver such consideration occurs or arises out of the fact that such property is not claimed by the proper owner thereof, NCC or the Exchange Agent shall be entitled (but not required) to dispose of any such consideration or other payments in accordance with applicable Laws concerning abandoned property, escheat or similar Laws. Any other provision of this Agreement notwithstanding, none of NCC, FFHI, the Exchange Agent or any other Person acting on their behalf shall be liable to a holder of FFHI Common Stock for any amount paid or property delivered in good faith to a public official pursuant to and in accordance with any applicable abandoned property, escheat or similar Law.

4.6     Withholding Rights. Notwithstanding any provision contained herein to the contrary, each of the Exchange Agent, FFHI, FirstAtlantic Bank, NCC, NBC and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to (i) the making of such payment under any provision of Tax law and (ii) the disposition of any FFHI Stock Option, FFHI Restricted Stock or FFHI Warrant under this Agreement. If the Exchange Agent, FFHI, FirstAtlantic Bank, NCC, NBC or the Surviving Corporation, as the case may be, so withholds and timely remits such amounts to the appropriate Governmental Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person entitled to such payment under this Agreement or holder of the shares of FFHI Stock, FFHI Stock Options, FFHI Restricted Stock or FFHI Warrant, as the case may be, in respect of which the Exchange Agent, FFHI, FirstAtlantic Bank, NCC, NBC or the Surviving Corporation, as the case may be, made such deduction and withholding.

Article 5
REPRESENTATIONS AND WARRANTIES OF FFHI

Except as disclosed in a Schedule (subject to Section 11.4), FFHI hereby represents and warrants to NCC as follows:

5.1     Organization, Standing and Power. FFHI is a corporation duly organized, validly existing and in good standing under the Laws of the State of Florida, and has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its Assets and to incur its Liabilities. FFHI is duly qualified or licensed to transact business as a foreign corporation in good standing in the states of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FFHI. FFHI has delivered to NCC complete and correct copies of its Articles of Incorporation and Bylaws and the articles or certificate of incorporation, bylaws or similar governing instruments of each of its Subsidiaries, in each case as amended through the date hereof.

5.2     Authority; No Breach By Agreement.

(a)     FFHI has the corporate power and authority necessary to execute and deliver this Agreement and to perform its obligations hereunder, and to consummate the transactions provided for herein. The execution, delivery and performance of this Agreement and the consummation of the transactions provided for herein, including the Merger, have been duly and validly authorized by all necessary corporate action on the part of FFHI, subject to the approval of this Agreement and the Merger by the holders of a majority of the outstanding shares of FFHI Common Stock in accordance with the FBCA and FFHI’s Articles of Incorporation and Bylaws. Subject to such requisite stockholder approval and required regulatory consents, this Agreement constitutes a legal, valid and binding obligation of FFHI, enforceable against FFHI in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency or similar Laws of general applicability affecting creditors’ rights or by general principles of equity.

(b)     Except as set forth on Schedule 5.2(b), neither the execution and delivery of this Agreement by FFHI or the Bank Merger Agreement by FirstAtlantic Bank, nor the consummation by FFHI of the transactions provided for in this Agreement or by FirstAtlantic Bank of the transactions provided for in the Bank Merger Agreement, nor compliance by FFHI with any of the provisions hereof or by FirstAtlantic Bank with any of the provisions of the Bank Merger Agreement, does or will (i) conflict with or result in a breach of any provision of FFHI’s Articles of Incorporation or Bylaws or the articles or certificates of incorporation or bylaws or similar governing documents of any FFHI Company or (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any FFHI Company under, any Contract or Permit of any FFHI Company, where such Default or failure to obtain such Consent is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on such FFHI Company, or, (iii) subject to receipt of the requisite Consents and approvals of Regulatory Authorities referred to in this Agreement, violate or conflict with any Law or Order applicable to any FFHI Company or any of their respective Assets.

(c)     Except as set forth on Schedule 5.2(c), other than (i) in connection or compliance with the provisions of the Securities Laws and applicable state corporate and securities Laws, (ii) Consents required from Regulatory Authorities, (iii) the approval by the stockholders of FFHI of this Agreement and the Merger, (iv) notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, and (v) Consents, filings or notifications that, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the FFHI Company at issue, no notice to, filing with or Consent of, any Person or public body or authority is necessary for the consummation by FFHI of the Merger and the other transactions provided for in this Agreement or by FirstAtlantic Bank of the Bank Merger and the other transactions provided for in the Bank Merger Agreement. No consents or approvals of or filings or registrations with any Regulatory Authorities are necessary in connection with the execution and delivery by FFHI of this Agreement.

5.3     Capitalization.

(a)     The authorized capital stock of FFHI consists of (i) 20,000,000 shares of FFHI Common Stock, of which 6,032,033 shares of FFHI Common Stock are issued and outstanding (including 16,346 shares of FFHI Restricted Stock) and none of which shares of FFHI Common Stock are held as treasury shares, and (ii) 5,000,000 shares of FFHI Preferred Stock, of which no shares are issued and outstanding or held as treasury shares. All of the issued and outstanding shares of capital stock of FFHI are duly authorized and validly issued and outstanding and are fully paid and non-assessable. None of the shares of capital stock, options, or other securities of FFHI has been issued in violation of the Securities Laws or any preemptive rights of the current or past stockholders of FFHI or is subject to a right of rescission in favor of the holder thereof. No bonds, debentures, notes or other Indebtedness of FFHI having the right to vote on any matters on which the holders of FFHI Common Stock may vote are issued or outstanding. FFHI does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, contracts, commitments, agreements or arrangements of any kind calling for the purchase or issuance of, or the payment of any amount based on, any shares of FFHI Common Stock or any other equity securities of FFHI or any securities representing the right to purchase or otherwise receive any shares of FFHI Common Stock or other equity securities of FFHI, except for 348,296 shares of FFHI Common Stock subject to outstanding awards under the FFHI Stock Incentive Plan and 82,609 shares of FFHI Common Stock currently issuable pursuant to the exercise of the FFHI Warrants. FFHI has no Liability for dividends declared or accrued, but unpaid, with respect to any shares of its capital stock.

(b)     Immediately prior to the Effective Time, the total number of shares of FFHI Common Stock issued and outstanding shall not exceed 6,462,938 in the aggregate, and all of such shares shall be outstanding by reason of constituting (i) shares of FFHI Common Stock issued and outstanding as of the date of this Agreement or (ii) shares of FFHI Common Stock issued upon valid exercise of FFHI Options or FFHI Warrants outstanding as of the date of this Agreement.

(c)     Schedule 5.3(c) sets forth a complete and accurate list, as of the date of this Agreement, of: (i) the number of shares of FFHI Common Stock subject to outstanding awards granted under the FFHI Stock Incentive Plan; (ii) the number of shares of FFHI Common Stock reserved for issuance upon the exercise of FFHI Warrants; (iii) all outstanding FFHI Stock Options, indicating with respect to each the name of the holder thereof, the number of shares of FFHI Common Stock subject to such FFHI Stock Option and the exercise price and termination date thereof; and (iv) all outstanding FFHI Warrants, indicating with respect to each the name of the holder thereof, the number of shares of FFHI Common Stock subject to such warrant and the exercise price and termination date thereof. Other than as set forth on Schedule 5.3(c), no options, restricted share units, warrants or other equity-based awards are outstanding.

(d)     There are no contractual obligations of FFHI (i) to repurchase, redeem or otherwise acquire any shares of capital stock or other equity security of FFHI, or any securities representing the right to purchase or otherwise receive any shares of capital stock or other equity security of FFHI or (ii) pursuant to which FFHI is or could be required to register shares of FFHI capital stock or other securities under the 1933 Act.

(e)     Except as set forth on Schedule 5.3(e), neither FFHI nor any FFHI Subsidiary has any Liabilities of any nature for any Indebtedness. Except with respect to Liens securing Indebtedness, which Liens are listed on Schedule 5.3(e) and shall be paid by FFHI and released in full prior to the Closing, no Liens exist on any of the property or Assets of FFHI or any FFHI Subsidiary. Schedule 5.3(e) describes all Indebtedness and Liens relating thereto and sets forth the principal amounts, interest rates and maturity dates for such Indebtedness.

5.4     FFHI Subsidiaries.

(a)     The FFHI Subsidiaries include FirstAtlantic Bank. Each of the FFHI Subsidiaries is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization. Each of the FFHI Subsidiaries has the power and authority necessary for it to own, lease and operate its Assets, to incur its Liabilities and to carry on its business as now conducted. Each FFHI Subsidiary is duly qualified or licensed to transact business as a foreign entity in good standing in the states of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FFHI on a consolidated basis.

(b)     The authorized, issued and outstanding capital stock of each FFHI Subsidiary is set forth on Schedule 5.4(b). FFHI owns all of the issued and outstanding shares of capital stock of each FFHI Subsidiary. None of the shares of capital stock or other securities of any FFHI Subsidiary has been issued in violation of the Securities Laws or any preemptive rights. No equity securities of any FFHI Subsidiary are or may become required to be issued by reason of any options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of any such FFHI Subsidiary, and there are no Contracts by which any FFHI Subsidiary is bound to issue additional shares of its capital stock or options, warrants or rights to purchase or acquire any additional shares of its capital stock or by which any FFHI Company is or may be bound to transfer any shares of the capital stock of any FFHI Subsidiary. There are no Contracts relating to the rights of any FFHI Company to vote or to dispose of any shares of the capital stock of any FFHI Subsidiary. All of the shares of capital stock of each FFHI Subsidiary are fully paid and non-assessable under the applicable Law of the jurisdiction in which such FFHI Subsidiary is organized and, except as set forth on Schedule 5.4(b), are owned by FFHI free and clear of any Lien. No FFHI Subsidiary has any Liability for dividends declared or accrued, but unpaid, with respect to any of its capital stock. For purposes of this Section 5.4(b), references to “capital stock” shall be deemed to include membership interests with respect to any FFHI Company that is a limited liability company.

(c)     The minute books of FFHI and each FFHI Subsidiary contain complete and accurate records in all material respects of all meetings and other corporate actions held or taken by their respective stockholders and boards of directors (including all committees thereof), since such entity’s formation.

(d)     No FFHI Company and no employee or agent thereof is registered or required to be registered as an investment adviser or broker/dealer under the Securities Laws. All activities with respect to the solicitation, offer, marketing and/or sale of securities under “networking” or similar arrangements: (i) are and have at all times been conducted in accordance with all applicable Laws, including, without limitation, the Securities Laws and all state and federal banking Laws and regulations, and (ii) satisfy the definition of a “third party brokerage arrangement” under Section 201 of the Gramm-Leach-Bliley Act of 1999 and regulations promulgated thereunder. There has been no misrepresentation or omission of a material fact by any FFHI Company and/or any of their respective agents in connection with the solicitation, marketing or sale of any securities, and each customer has been provided with any and all disclosure materials as required by applicable Law.

(e)     None of the FFHI Companies is engaged in any activity that is not permissible for a national banking association.

5.5     Financial Statements. The FFHI Financial Statements for periods ended prior to the date hereof are listed on Schedule 5.5 and have been previously furnished to NCC. The FFHI Call Reports for periods ended prior to the date hereof have been filed with the FDIC and are available electronically at https://cdr.ffiec.gov. FFHI will promptly deliver to NCC copies of all FFHI Financial Statements and FFHI Call Reports prepared subsequent to the date hereof. The FFHI Financial Statements (as of the dates thereof and for the periods covered thereby) (a) are or, if dated after the date of this Agreement, will be in accordance with the books and records of the FFHI Companies, which are or will be, as the case may be, complete and correct and which have been or will have been, as the case may be, maintained in accordance with good business practices and in accordance with applicable legal and accounting principles and reflect only actual transactions, (b) present or will present, as the case may be, fairly in all material respects the consolidated financial position of the FFHI Companies as of the dates indicated and the consolidated results of operations, changes in stockholders’ equity and cash flows of the FFHI Companies for the periods indicated, and (c) have been or will have been, as the case may be, prepared in all material respects in accordance with GAAP, which principles have been consistently applied during the periods involved (subject to exceptions as to consistency specified therein or as may be indicated in the notes thereto or, in the case of interim financial statements, to normal recurring year-end audit adjustments that are not material). The FFHI Call Reports have been prepared in material compliance with (i) the rules and regulations of the respective federal or state banking regulator with which they were filed, and (ii) RAP, which principles have been consistently applied during the periods involved, except as otherwise noted therein. Each FFHI Call Report fairly presents, in all material respects, the financial position of FFHI and the results of its operations at the date and for the period indicated in such FFHI Call Report in conformity with the Instructions for the Preparation of Call Reports as promulgated by applicable regulatory authorities.  None of the FFHI Call Reports contains any material items of special or nonrecurring income or any other income not earned in the ordinary course of business, except as expressly specified therein.

5.6     Absence of Undisclosed Liabilities. No FFHI Company has any material Liabilities, except Liabilities (a) accrued or reserved against in the balance sheet of FFHI as of December 31, 2016, that is included in the FFHI Financial Statements or reflected in the notes thereto, (b) incurred or paid in the ordinary course of business consistent with past business practice, (c) incurred or paid pursuant to and in accordance with the terms and conditions of this Agreement, or (d) disclosed on Schedule 5.6. No FFHI Company has incurred or paid any material Liability since December 31, 2016, except for such Liabilities incurred or paid in the ordinary course of business consistent with past business practice. No FFHI Company is a party to any material agreement, commitment, transaction, arrangement or other relationship with any unconsolidated or other off balance sheet entity.

5.7     Absence of Certain Changes or Events. Except as set forth on Schedule 5.7, since December 31, 2016: (a) there have been no events, changes or occurrences that have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FFHI or its Subsidiaries, including, without limitation, any change in the administrative or supervisory standing or rating of FFHI with any Regulatory Authority, and (b) the FFHI Companies have not taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a material breach or violation of any of the covenants or agreements of FFHI provided in Article 7 of this Agreement.

5.8     Tax Matters.

(a)     All Tax Returns required to be filed by or on behalf of any of the FFHI Companies have been timely filed or requests for extensions have been timely filed, granted and have not expired; all Tax Returns filed are complete and accurate in all material respects; and all Taxes shown as due on filed returns, and all other material Taxes owed by any of the FFHI Companies, have been paid. There is no audit examination, deficiency, refund Litigation or matter in controversy pending, or to the Knowledge of each FFHI Company, threatened, with respect to any Taxes that might result in a determination that would have, individually or in the aggregate, a Material Adverse Effect on FFHI, except as reserved against in the FFHI Financial Statements delivered prior to the date of this Agreement. All Taxes and other Liabilities due with respect to completed and settled examinations or concluded Litigation have been fully paid.

(b)     None of the FFHI Companies has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due (excluding such statutes that relate to years currently under examination by the Internal Revenue Service or other applicable taxing authorities) that is currently in effect.

(c)     Adequate provision for any Taxes due or to become due for any of the FFHI Companies for the period or periods through and including the date of the respective FFHI Financial Statements has been made and is reflected on such FFHI Financial Statements.

(d)     Any and all deferred Taxes of the FFHI Companies have been provided for in accordance with GAAP.

(e)     None of the FFHI Companies is responsible for the Taxes of any other Person other than the FFHI Companies under Treasury Regulation 1.1502-6 or any similar provision of federal or state Law.

(f)     Except as set forth on Schedule 5.8(f), none of the FFHI Companies has made any payment, is obligated to make any payment or is a party to any Contract that could obligate it or any NCC Company as the successor to any such FFHI Company to make any payment that would be disallowed as a deduction under Section 280G or 162(m) of the Code.

(g)     There has not been an ownership change, as defined in Section 382(g) of the Code, that occurred during or after any taxable period in which FFHI or any FFHI Subsidiary incurred an operating loss that carries over to any taxable period ending after the fiscal year of FFHI immediately preceding the date of this Agreement.

(h)     Proper and accurate amounts have been withheld by the FFHI Companies from their employees and others for all prior periods in compliance in all material respects with the tax withholding provisions of all applicable federal, state and local Laws, and proper due diligence steps have been taken in connection with back-up withholding. Federal, state and local returns have been filed by the FFHI Companies for all periods for which returns were due with respect to withholding, Social Security and unemployment Taxes or charges due to any federal, state or local taxing authority. The amounts shown on such returns to be due and payable have been paid in full or adequate provision therefor has been included by FFHI in the FFHI Financial Statements.

(i)     FFHI has delivered or made available to NCC correct and complete copies of all Tax Returns filed by FFHI and each FFHI Subsidiary for each fiscal year ended on or after December 31, 2013.

(j)     None of the FFHI Companies has (i) participated in any reportable transaction within the meaning of Treasury Regulation Section 1.6011-4(b) (or any similar provision of state, local or foreign tax law) or (ii) taken any reporting position on a Tax return, which reporting position (1) if not sustained would be reasonably likely, absent disclosure, to give rise to a penalty for substantial understatement of federal income tax under Section 6662 or 6676 of the Code (or any similar provision of state, local or foreign tax law) and (2) has not adequately been disclosed on such Tax Return in accordance with Section 6662(d)(2)(B) of the Code (or similar provision of state, local or foreign tax Law).

(k)     None of the FFHI Companies has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of shares qualifying for tax-free treatment under Section 355 of the Code (i) in the two years prior to the date hereof or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(c) of the Code) in conjunction with the Merger.

(l)     No FFHI Company or any Affiliate thereof has taken any action or has any Knowledge of any fact or circumstance that is reasonably likely to prevent the transactions provided for herein, including the Merger and the Bank Merger, from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

5.9     Loan Portfolio.

(a)     (i)     Except as set forth on Schedule 5.9(a)(i), as of the date of this Agreement, none of the FFHI Companies is a creditor as to any written or oral loan agreement, note or borrowing arrangement, including, without limitation, leases, credit enhancements, commitments and interest-bearing assets (excluding investment securities) (“Loans”), other than Loans the unpaid principal balance of which does not exceed $25,000 per Loan or $50,000 in the aggregate, under the terms of which the obligor is, as of the date of this Agreement, over 90 days delinquent in payment of principal or interest or in default of any other material provisions.

(ii)     Except as set forth on Schedule 5.9(a)(ii), and except for Loans made after the date of this Agreement in accordance with, and subject to, Section 7.2(n) of this Agreement, none of the FFHI Companies is a creditor as to any Loan, including, without limitation, any loan guaranty, to any director, executive officer or 5% stockholder thereof, or to the Knowledge of any FFHI Company, any Person controlling, controlled by or under common control with any of the foregoing.

(iii)     All of the Loans held by any of the FFHI Companies are in all respects the binding obligations of the respective obligors named therein in accordance with their respective terms and are not subject to any defenses, setoffs or counterclaims, except as may be provided by bankruptcy, insolvency or similar Laws or by general principles of equity. All Loans made by any of the FFHI Companies were solicited, originated and exist in material compliance with all applicable Laws and FFHI loan policies, except for deviations from such policies that (a) have been approved by current management of FFHI, in the case of Loans with an outstanding principal balance that exceeds $25,000, or (b) in the judgment of FFHI, will not adversely affect the ultimate collectability of such Loan.

(iv)     Except as set forth on Schedule 5.9(a)(iv), as of the date of this Agreement, none of the FFHI Companies holds any Classified Loans in the original principal amount in excess of $25,000 per Loan or $50,000 in the aggregate.

(v)     The allowance for possible loan or credit losses (the “FFHI Allowance”) shown on the consolidated balance sheets of FFHI included in the most recent FFHI Financial Statements dated prior to the date of this Agreement was, and the FFHI Allowance shown on the consolidated balance sheets of FFHI included in the FFHI Financial Statements as of dates subsequent to the execution of this Agreement will be, as of the dates thereof, adequate (within the meaning of GAAP and applicable regulatory requirements or guidelines) to provide for losses relating to or inherent in the loan and lease portfolios (including accrued interest receivables) of the FFHI Companies and other extensions of credit (including letters of credit and commitments to make loans or extend credit) by the FFHI Companies as of the dates thereof. FFHI has calculated the FFHI Allowance in accordance with RAP as applied to banking institutions and in accordance with all applicable rules and regulations.  The reserve for losses with respect to other real estate owned (the “FFHI OREO Reserve”) shown on the most recent FFHI Financial Statements and FFHI Call Reports was, and the FFHI OREO Reserve shown on the FFHI Financial Statements and FFHI Call Reports as of any date subsequent to the execution of this Agreement will be, as of such dates, adequate (within the meaning of GAAP and applicable regulatory requirements or guidelines) to provide for losses relating to the other real estate owned portfolio of FFHI as of the dates thereof. The reserve for losses in respect of Litigation (the “FFHI Litigation Reserve”) shown on the most recent FFHI Financial Statements and FFHI Call Reports was, and the FFHI Litigation Reserve shown on the FFHI Financial Statements and FFHI Call Reports as of any date subsequent to the execution of this Agreement will be, as of such dates, adequate (within the meaning of GAAP and applicable regulatory requirements or guidelines) to provide for losses relating to or arising out of all pending or threatened Litigation applicable to FFHI and the FFHI Subsidiaries as of the dates thereof. Each such reserve described above has been established in accordance with applicable accounting principles and regulatory requirements and guidelines.

(b)     The documentation relating to each Loan made by any FFHI Company and to all security interests, mortgages and other liens with respect to all collateral for Loans is adequate for the enforcement of the material terms of such Loan, security interest, mortgage or other lien, except for inadequacies in such documentation which will not, individually or in the aggregate, have a Material Adverse Effect on FFHI. Except as set forth on Schedule 5.9(b), no agreement pursuant to which any Loans or other assets have been or shall be sold by any FFHI Company entitles the buyer of such Loans or other assets to cause the FFHI Company to repurchase such Loan or other asset or the buyer to pursue any other form of recourse against the FFHI Company, except in the event of a breach by the FFHI Company of representations or warranties therein. No FFHI Company has Knowledge of a breach of a representation or warranty by any of the FFHI Companies in any such agreement or of the occurrence of any other facts or circumstances that would entitle the buyer of any Loan or other asset to cause any FFHI Company to repurchase such Loan or other asset or the buyer to pursue any other form of recourse against any FFHI Company.

(c)        All Loans made by any FFHI Company have been made in compliance in all material respects with all applicable Laws at the time of such Loan or any renewal thereof, including, without limitation, Regulation Z, the Federal Consumer Credit Protection Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, and all Laws governing the operation of federal savings associations. Each FFHI Company has systems, policies and procedures in place such that any material violation of any of the foregoing would reasonably be expected to have been detected by such FFHI Company.  Each Loan on the books of any FFHI Company was made in the ordinary course of its business.

(d)        Without limiting the foregoing or anything else in this Agreement:

(i)      Each FFHI Company has complied with, and all documentation in connection with the origination, processing, underwriting and credit approval of any mortgage or other Loan originated, purchased or serviced by any FFHI Company has satisfied in all material respects: (A) all applicable Laws with respect to the origination, insuring, purchase, sale, pooling, servicing, subservicing, or filing of claims in connection with mortgage and other Loans, including all Laws relating to real estate settlement procedures, consumer credit protection, truth in lending, usury limitations, fair housing, transfers of servicing, collection practices, equal credit opportunity and adjustable rate mortgages; (B) the responsibilities and obligations set forth in any agreement between any FFHI Company and any Agency, Loan Investor or Insurer; (C) the applicable rules, regulations, guidelines, handbooks and other requirements of any Agency, Loan Investor or Insurer; and (D) the terms and provisions of any mortgage or other collateral documents and other Loan documents with respect to each such Loan. Each FFHI Company has systems, policies and procedures in place such that any material violation of any of the foregoing would reasonably be expected to have been detected by such FFHI Company; and

(ii)      No Agency, Loan Investor or Insurer has (A) claimed in writing that any FFHI Company has violated or has not complied with the applicable underwriting standards with respect to Loans sold by any FFHI Company to a Loan Investor or Agency, or with respect to any sale of servicing rights to a Loan Investor, (B) imposed in writing restrictions on the activities (including commitment authority) of any FFHI Company or (C) indicated in writing to any FFHI Company that it has terminated or intends to terminate its relationship with such FFHI Company for poor performance, poor loan quality or concern with respect to such FFHI Company’s compliance with Laws.

5.10     Assets; Real Property; Insurance. Except as set forth on Schedule 5.10, the FFHI Companies have marketable title to, valid leasehold interests in, or valid licenses to use, in each case free and clear of all Liens, all of their respective Assets. All tangible real and personal properties and Assets used in the businesses of the FFHI Companies are in good condition, reasonable wear and tear excepted, and are usable in the ordinary course of business consistent with FFHI’s past practices. All Assets that are material to FFHI’s business on a consolidated basis, held under leases or subleases by any of the FFHI Companies, are held under valid Contracts enforceable in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceedings may be brought), and each such Contract is in full force and effect and there is not under any such Contract any Default or claim of Default by FFHI or, to the Knowledge of each FFHI Company, by any other party to the Contract. Schedule 5.10(a) identifies each parcel of real estate or interest therein owned by any of the FFHI Companies or in which any FFHI Company has any ownership interest. Schedule 5.10(b) identifies each parcel of real estate or interest therein leased or subleased by any of the FFHI Companies or in which any FFHI Company has any leasehold interest. If applicable, Schedule 5.10(b) also lists or otherwise describes each and every written or oral lease or sublease under which any FFHI Company is the lessee of any real property. One of the FFHI Companies has good and marketable fee simple title to the real property described in Schedule 5.10(a) and has an enforceable leasehold interest in the real property described in Schedule 5.10(b), free and clear of all Liens. None of the FFHI Companies has violated, or is currently in violation of, any Law, regulation or ordinance relating to the ownership or use of the real estate and real estate interests described or required to be described in Schedules 5.10(a) and 5.10(b), including, without limitation, any Law relating to zoning, building, occupancy, environmental or comparable matters, which individually or in the aggregate would have a Material Adverse Effect on FFHI. As to each parcel of real property owned or used by any FFHI Company, no FFHI Company has received notice of any pending or, to the Knowledge of each of the FFHI Companies, threatened condemnation proceedings, Litigation proceedings or mechanic’s or materialmen’s liens. The Assets of the FFHI Companies include all assets required to operate the business of the FFHI Companies as now conducted. The policies of fire, theft, liability, D&O and other insurance maintained with respect to the Assets or businesses of the FFHI Companies provide adequate coverage under current industry practices against loss or Liability, and the fidelity and blanket bonds in effect as to which any of the FFHI Companies is a named insured are reasonably sufficient. Schedule 5.10(c) contains a list of all such policies and bonds maintained by any of the FFHI Companies, and FFHI has provided true and correct copies of each such policy to NCC. Except as set forth on Schedule 5.10(c), no claims have been made under such policies or bonds.

5.11    Environmental Matters.

(a)     Each FFHI Company, its Participation Facilities and its Loan Properties are, and have been, in compliance with all Environmental Laws, except for violations that are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FFHI.

(b)     There is no Litigation pending or, to the Knowledge of any FFHI Company, threatened before any court, Governmental Authority or agency or other forum in which any FFHI Company or any of its Participation Facilities has been or, with respect to threatened Litigation, may be named as a defendant (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material or oil, whether or not occurring at, on, under or involving a site owned, leased or operated by any FFHI Company or any of its Participation Facilities, except for such Litigation pending or threatened that is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FFHI.

(c)     There is no Litigation pending or, to the Knowledge of any FFHI Company, threatened before any court, governmental agency or board or other forum in which any of its Loan Properties (or FFHI with respect to such Loan Property) has been or, with respect to threatened Litigation, may be named as a defendant or potentially responsible party (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material or oil, whether or not occurring at, on, under or involving a Loan Property, except for such Litigation pending or threatened that is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FFHI.

(d)     To the Knowledge of each FFHI Company, there is no reasonable basis for any Litigation of a type described in Sections 5.11(b) or 5.11(c), except such as is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FFHI.

(e)     During the period of (i) any FFHI Company’s ownership or operation of any of its respective current properties, (ii) any FFHI Company’s participation in the management of any Participation Facility or (iii) any FFHI Company’s holding of a security interest in a Loan Property, there have been no releases of Hazardous Material or oil in, on, under or affecting such properties, except such as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FFHI. Prior to the period of (i) any FFHI Company’s ownership or operation of any of its respective current properties, (ii) any FFHI Company’s participation in the management of any Participation Facility, or (iii) any FFHI Company’s holding of a security interest in a Loan Property, to the Knowledge of each FFHI Company, there were no releases of Hazardous Material or oil in, on, under or affecting any such property, Participation Facility or Loan Property, except such as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FFHI.

5.12     Compliance with Laws. FFHI is duly registered as a savings and loan holding company and FirstAtlantic Bank is a “qualified thrift lender” under the HOLA. Each FFHI Company has in effect all Permits necessary for it to own, lease or operate its Assets and to carry on its business as now conducted, except for those Permits the absence of which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FFHI, and there has occurred no Default under any such Permit. Except as set forth on Schedule 5.12, each of the FFHI Companies:

(a)     is and has been in compliance in all material respects with all Laws, Orders and Permits applicable to its business or employees, agents or representatives conducting its business; and

(b)     has received no notification or communication from any agency or department of federal, state or local government or any Regulatory Authority or the staff thereof (i) asserting that any FFHI Company is not or may not be in compliance with any of the Laws or Orders that such Governmental Authority or Regulatory Authority enforces, (ii) threatening to revoke any Permits, (iii) requiring any FFHI Company, or asserting that any FFHI Company will be required, to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment or memorandum of understanding, or to adopt any board resolution or similar undertaking, or (iv) directing, restricting or limiting in any manner the operations of any FFHI Company, including, without limitation, any restrictions on the payment of dividends, or that in any manner relates to such entity’s capital adequacy, credit or reserve policies or management or business.

Without limiting the foregoing, each FFHI Company is and has been in compliance in all material respects with the United States Foreign Corrupt Practices Act; the International Money Laundering Abatement and Anti-Terrorist Financing Act, otherwise known as Title III of the USA Patriot Act; the Currency and Foreign Transactions Reporting Act of 1970, as amended, otherwise known as the Bank Secrecy Act, and all regulations issued thereunder; and each FFHI Company has properly certified all foreign deposit accounts and has made all necessary tax withholdings on all of its deposit accounts. Each FFHI Company has timely and properly filed and maintained all requisite Currency Transaction Reports and other related forms, including any requisite custom reports required by any agency of the United States Department of the Treasury, including the Internal Revenue Service.  No FFHI Company or, to the Knowledge of any FFHI Company, any director, officer, agent, employee, Affiliate or Person acting on behalf of any FFHI Company is currently subject to any sanctions administered by the Office of Foreign Assets Control of the United States Department of the Treasury (“OFAC”). No FFHI Company or any of its Affiliates does business with the government of, or any Person located in, any country, or with any other Person, targeted by any of the economic sanctions of OFAC or any other Regulatory Authority. No FFHI Company is controlled (within the meaning of Laws administered by OFAC) by any such government or Person. Each FFHI Company has timely filed all Suspicious Activity Reports with the Financial Crimes Enforcement Network (of the United States Department of the Treasury) required to be filed by it under applicable Law. Each FFHI Company has systems, policies and procedures in place such that any material violation of any of the foregoing would reasonably be expected to have been detected by such FFHI Company.

5.13    Labor Relations; Employees.

(a)     No FFHI Company is the subject of any Litigation asserting that it or any other FFHI Company has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state Law) or seeking to compel it or any other FFHI Company to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving any FFHI Company pending or threatened, nor to its Knowledge, is there any activity involving any FFHI Company’s employees seeking to certify a collective bargaining unit or engaging in any other organization activity. Each FFHI Company is and has been in compliance with all Employment Laws, except for violations that are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FFHI.

(b)     Schedule 5.13(b) contains a true and complete list showing the names and current annual salaries of all current executive officers of each of the FFHI Companies and lists for each such person the amounts paid, payable or expected to be paid as salary, bonus payments and other compensation for 2015, 2016 and 2017. Schedule 5.13(b) also sets forth the name and offices held by each officer and director of each of the FFHI Companies.

5.14    Employee Benefit Plans.

(a)     Schedule 5.14(a) lists, and FFHI has delivered or made available to NCC prior to the execution of this Agreement, correct and complete copies of all pension, retirement, profit-sharing, salary continuation and split dollar agreements, deferred compensation, director deferred fee agreements, director retirement agreements, stock option, warrant, restricted stock unit, equity-based compensation, employee stock ownership, severance pay, vacation, bonus or other incentive plans, all other written or unwritten employee programs, arrangements or agreements, all medical, vision, dental or other health plans, all life insurance plans, and all other employee benefit plans or fringe benefit plans, including, without limitation, “employee benefit plans,” as defined in Section 3(3) of ERISA (whether or not subject to ERISA), adopted, maintained by, sponsored in whole or in part by, or contributed to by any FFHI Company, any Affiliate of a FFHI Company, or any ERISA Affiliate thereof within the last six (6) years for the benefit of employees, retirees, dependents, spouses, directors, independent contractors or other beneficiaries (collectively, the “FFHI Benefit Plans”). FFHI also has delivered or made available to NCC prior to the execution of this Agreement correct and complete copies of (where applicable): (i) all summary plan descriptions, summaries of material modifications, and amendments related to such FFHI Benefit Plans; (ii) the most recent determination or opinion letters, as applicable, received from the Internal Revenue Service; (iii) the three (3) most recent Form 5500 Annual Reports; (iv) the three (3) most recent audited financial statements and actuarial valuations; (v) all material related agreements, trust agreements, insurance contracts and other documents that implement each such FFHI Benefit Plan; and (vi) any notices to or from the Internal Revenue Service, any office or representative of the Department of Labor or any other governmental entity relating to any material matter of non-compliance in respect of any FFHI Benefit Plan received in the last six (6) years. Any FFHI Benefit Plan that is an “employee pension benefit plan,” as defined in Section 3(2) of ERISA, is referred to herein as a “FFHI ERISA Plan.” No FFHI Benefit Plan is or has been a “defined benefit plan” (as defined in Section 414(j) of the Code) or a “multi-employer plan” (as defined in Section 3(37) of ERISA), a multiple employer plan (as defined in Section 3(40) of ERISA) or Section 413(c) of the Code, or a multiple employer welfare arrangement (as defined in Section 3(40)(A) of ERISA), and no ERISA Affiliate of any FFHI Company maintains, sponsors or contributes or has maintained, sponsored or contributed to any such employee benefit plan within the last six (6) years.

(b)     All FFHI Benefit Plans and the administration thereof are in, and have been in, compliance with the applicable terms of ERISA, the Code and any other applicable Laws, except for instances of non-compliance that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on FFHI. Each FFHI ERISA Plan that is intended to be qualified under Section 401(a) of the Code and each corresponding trust intended to be exempt under Section 501(a) of the Code has received a favorable determination letter or may rely upon an opinion letter issued to the sponsor of a prototype or volume submitter arrangement, as applicable, from the Internal Revenue Service, and FFHI is not aware of any circumstances that could result in revocation of any such favorable determination letter/opinion letter. No transaction has been entered into with respect to any FFHI Benefit Plan that, assuming the taxable period of such transaction expired as of the date hereof, would subject any FFHI Company to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA in amounts that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FFHI. There are no actions, suits, arbitrations or claims, including any investigations or audits by the Internal Revenue Service or any other Governmental Authority pending (other than routine claims for benefits) or, to the Knowledge of FFHI, threatened against any FFHI Benefit Plan, any FFHI Company or ERISA Affiliate with regard to any FFHI Benefit Plan or related trust. To the Knowledge of each FFHI Company, there are no actions, suits, arbitrations or claims, including any investigations or audits by the Internal Revenue Service or any other Governmental Authority, pending (other than routine claims for benefits) or threatened against any trustee, fiduciary, custodian, administrator or other third party holding or controlling assets of any FFHI Benefit Plan respecting such FFHI Benefit Plan.

(c)     Except as set forth on Schedule 5.14(c), neither the execution and delivery of this Agreement nor the consummation of the transactions provided for herein will (i) result in any payment (including, without limitation, severance, unemployment compensation, golden parachute or otherwise) becoming due to any director, officer or employee of any FFHI Company from any FFHI Company or any NCC Company under any FFHI Benefit Plan, employment contract or otherwise, (ii) increase any benefits otherwise payable under any FFHI Benefit Plan, or (iii) result in any acceleration of the time of payment or vesting of any such benefit.

(d)     With respect to all FFHI Benefit Plans (whether or not subject to ERISA and whether or not qualified under Section 401(a) of the Code), all contributions due (including any contributions to any trust account or payments due under any insurance policy) or previously declared or otherwise required by Law or contract to have been made and any employer contributions (including any contributions to any trust account or payments due under any insurance policy) accrued but unpaid as of the date hereof will be paid by the time required by Law or contract. All contributions required to be made under any FFHI Benefit Plan have been made by the applicable due date and meet the requirements for deductibility under the Code, and all contributions that are required and that have not been made have been properly recorded on the books of FFHI in accordance with GAAP.

(e)     Each contract, arrangement, plan, or FFHI Benefit Plan that is a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A(d)(1) of the Code) has been maintained and is, in form and operation, in compliance in all material respects with Section 409A of the Code and the applicable guidance issued thereunder.  No amounts under any such contract, arrangement, plan, or such FFHI Benefit Plan required the payment of the interest or additional tax set forth under Section 409A(a)(1)(B) of the Code.  Except as set forth on Schedule 5.14(e), no FFHI Company has any obligation to gross-up or indemnify any Person with respect to any Taxes imposed under Section 409A of the Code.

(f)     (i)      Each FFHI Benefit Plan that is a “group health plan” (within the meaning of Section 5000(b)(1) of the Code) has been operated in compliance in all material respects with all Laws applicable to such plan (including the Patient Protection and Affordable Care Act of 2010), its terms, and with the group health plan continuation coverage requirements of Section 4980B of the Code and Sections 601 through 608 of ERISA (“COBRA Coverage”), Section 4980D of the Code and Sections 701 through 707 of ERISA, Title XXII of the Public Health Service Act and the provisions of the Social Security Act, to the extent such requirements are applicable. Except as set forth on Schedule 5.14(f), no FFHI Benefit Plan or written or oral agreement exists that obligates the FFHI Companies or any ERISA Affiliate to provide health care coverage, medical, surgical, hospitalization, death or similar benefits (whether or not insured) to any employee, former employee of any FFHI Company or member of the FFHI Board or any ERISA Affiliate following such employee’s, former employee’s or director’s termination of employment, including, but not limited to, retiree medical, health or life benefits, other than as required under COBRA Coverage or other similar applicable Law.

(ii)      Except as set forth on Schedule 5.14(f), no FFHI Benefit Plan, excluding any short-term disability, non-qualified deferred compensation, vacation, bonus, fringe benefit or health flexible spending account plan or program, is self-insured or funded through the general assets of a FFHI Company or an ERISA Affiliate. No FFHI Benefit Plan that is an employee welfare benefit plan under Section 3(1) of ERISA is funded by a trust or is subject to Section 419 or 419A of the Code.

5.15     Material Contracts. Except as set forth on Schedule 5.15, none of the FFHI Companies, nor any of their respective Assets, businesses or operations, is a party to, or is bound or affected by, or receives benefits under any of the following (whether written or oral, express or implied): (i) any employment, severance, termination, consulting or retirement Contract with any Person; (ii) any Contract relating to the borrowing of money by any FFHI Company or the guarantee by any FFHI Company of any such obligation (other than Contracts evidencing deposit Liabilities, purchases of federal funds, fully secured repurchase agreements, trade payables and Contracts relating to borrowings or guarantees made and letters of credit); (iii) any Contract relating to indemnification or defense of any director, officer or employee of any of the FFHI Companies or any other Person; (iv) any Contract with any labor union; (v) any Contract relating to the disposition or acquisition of any interest in any business enterprise; (vi) any Contract relating to the extension of credit to, provision of services for, sale, lease or license of Assets to, engagement of services from, or purchase, lease or license of Assets from, any 5% stockholder, director or officer of any of the FFHI Companies, any member of the immediate family of the foregoing or, to the Knowledge of any FFHI Company, any related interest (as defined in Regulation O promulgated by the Federal Reserve) (“Related Interest”) of any of the foregoing; (vii) any Contract (A) which limits the freedom of any of the FFHI Companies to compete in any line of business or with any Person or (B) which limits the freedom of any other Person to compete in any line of business with any FFHI Company; (viii) any Contract providing a power of attorney or similar authorization given by any of the FFHI Companies, except as issued in the ordinary course of business with respect to routine matters; or (ix) any Contract (other than deposit agreements and certificates of deposits issued to customers entered into in the ordinary course of business and letters of credit) that involves the payment by any of the FFHI Companies of amounts aggregating $50,000 or more in any twelve-month period (together with all Contracts referred to in Sections 5.10 and 5.14(a) of this Agreement, the “FFHI Contracts”). FFHI has delivered or made available to NCC correct and complete copies of all FFHI Contracts. Each of the FFHI Contracts is in full force and effect, and none of the FFHI Companies is in Default under any FFHI Contract. All of the Indebtedness of any FFHI Company for money borrowed is prepayable at any time by such FFHI Company without penalty or premium. Schedule 5.15 lists the deadlines for extensions or terminations of all FFHI Contracts.

5.16     Legal Proceedings. Except as set forth on Schedule 5.16, there is no Litigation instituted or pending, or, to the Knowledge of any FFHI Company, threatened (or unasserted but considered probable of assertion) against any FFHI Company, or against any Asset, interest, or right of any of them, other than any immaterial, ordinary routine Litigation incidental to the business of FFHI and its Subsidiaries, nor are there any Orders of any Regulatory Authorities, other Governmental Authorities or arbitrators outstanding, pending or, to the Knowledge of any FFHI Company, threatened against any FFHI Company. No FFHI Company has any Knowledge of any fact or condition presently existing that might give rise to any Order, Litigation, investigation or proceeding which, if determined adversely to any FFHI Company, would have a Material Adverse Effect on such FFHI Company or would materially restrict the right of any FFHI Company to carry on its businesses as presently conducted.

5.17     Reports. Since January 1, 2014, each FFHI Company has timely filed all reports, registration statements, statements and other documents, together with any amendments required to be made with respect thereto, that it was required to file with (i) the Regulatory Authorities, and (ii) any applicable state securities or banking authorities and all other material reports and statements required to be filed by it, and has paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by Regulatory Authorities in the ordinary course of the business of the FFHI Companies, to the Knowledge of any FFHI Company, no Regulatory Authority has initiated any proceeding or, to the Knowledge of any FFHI Company, investigation into the business or operations of any FFHI Company. To the Knowledge of any FFHI Company, there is no unresolved violation, criticism or exception by any Regulatory Authority with respect to any report or statement or lien or any examinations of any FFHI Company. As of their respective dates, each of such reports, registrations, statements and documents, including the financial statements, exhibits, and schedules thereto, complied in all material respects with all applicable Laws, including, without limitation, all Securities Laws. As of its respective date, each of such reports, registrations, statements and documents complied in all material respects with the provisions of applicable Law. The financial information and reports contained in each of such reports, registrations, statements and documents (including the related notes, where applicable), (a) have been prepared in all material respects in accordance with GAAP or RAP, as applicable, which principles have been consistently applied during the periods involved, except as otherwise noted therein, (b) fairly present the financial position of the FFHI Companies as of the respective dates thereof, and (c) fairly present the results of operations of the FFHI Companies for the respective periods therein set forth. No FFHI Company is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement (including any contract or arrangement relating to any transaction or relationship between or among FFHI and any other FFHI Company, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangement”), where the result, purpose or intended effect of such contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, FFHI or any other FFHI Company in FFHI’s or such other FFHI Company’s financial statements.

5.18     Statements True and Correct. Neither this Agreement nor any statement, certificate, instrument or other writing furnished or to be furnished by any FFHI Company or any Affiliate thereof to NCC pursuant to this Agreement, including the Exhibits and Schedules hereto, or any other document, agreement or instrument referred to herein, contains or will contain any untrue statement of material fact or omits or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by any FFHI Company or any Affiliate thereof for inclusion in the documents to be prepared by NCC in connection with the transactions provided for in this Agreement, including, without limitation: (i) documents to be filed with the SEC, including, without limitation, the Registration Statement on Form S-4 of NCC registering the shares of NCC Common Stock to be offered to the holders of FFHI Common Stock and to the holders of the FFHI Warrants, and all amendments thereto (as amended, the “Registration Statement”), and the proxy statement and prospectus in the form contained in the Registration Statement, and all amendments and supplements thereto, to be delivered to the holders of FFHI Common Stock in accordance with the provisions of this Agreement (as amended and supplemented from time to time, the “Proxy Statement/Prospectus”); (ii) filings pursuant to any state securities Laws; and (iii) filings made in connection with the obtaining of Consents from Regulatory Authorities, in the case of the Registration Statement, at the time the Registration Statement is declared effective pursuant to the 1933 Act, in the case of the Proxy Statement/Prospectus, at the time of the mailing thereof and at the time of the meeting of stockholders to which the Proxy Statement/Prospectus relates, and in the case of any other documents, at the time that such documents are filed with a Regulatory Authority and/or at the time they are distributed to holders of FFHI Common Stock, contains or will contain any untrue statement of a material fact or fails to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. All documents that any FFHI Company is responsible for filing with any Regulatory Authority in connection with the transactions provided for herein will comply as to form in all material respects with the provisions of applicable Law.

5.19    Regulatory Matters. No FFHI Company or any Affiliate thereof has taken any action or has any Knowledge of any fact or circumstance that is reasonably likely to materially impede or delay receipt of any Consents of Regulatory Authorities referred to in Section 9.1(b) of this Agreement or result in the imposition of a condition or restriction of the type referred to in the last sentence of such Section 9.1(b).

5.20     Offices. The headquarters of each FFHI Company and each other office, branch or facility maintained and operated by each FFHI Company (including, without limitation, representative and loan production offices and operations centers) and the locations thereof are listed on Schedule 5.20. None of the FFHI Companies maintains any other office or branch or conducts business at any other location, or has applied for or received permission to open any additional office or branch or to operate at any other location.

5.21     Data Processing Systems. The electronic data processing systems and similar systems utilized in processing the work of each of the FFHI Companies, including both hardware and software, (i) are supplied by a third-party provider; (ii) satisfactorily perform the data processing function for which they are presently being used; and (iii) are wholly within the possession and control of one of the FFHI Companies or its third party provider such that physical access to all software, documentation, passwords, access codes, backups, disks and other data storage devices and similar items readily can be made accessible to and delivered into the possession of NCC’s third-party provider.

5.22     Intellectual Property. Each of the FFHI Companies owns or possesses valid and binding licenses and other rights to use without additional payment all material patents, copyrights, trade secrets, trade names, service marks, trademarks, computer software and other intellectual property used in its business; and since January 1, 2012, none of the FFHI Companies has received any notice of conflict with respect thereto that asserts the rights of others. The FFHI Companies have in all material respects performed all the obligations required to be performed by them and are not in default in any material respect under any contract, agreement, arrangement or commitment relating to any of the foregoing. Schedule 5.22 lists all of the trademarks, trade names, licenses and other intellectual property used to conduct the businesses of the FFHI Companies. Each of the FFHI Companies has taken reasonable precautions to safeguard its trade secrets from disclosure to third parties.

5.23     Fiduciary Responsibilities. Neither FFHI nor any of its Subsidiaries is authorized to act, or has acted or currently acts, in any fiduciary capacity.

5.24     Financial Advisor. FFHI has retained FIG Partners, LLC (the “FFHI Financial Advisor”) to serve as its financial advisor and, as of the Effective Time, shall incur a Liability to the FFHI Financial Advisor in the amount set forth on Schedule 5.24 (the “FFHI Advisory Fee”) in connection with the Merger. Other than the FFHI Financial Advisor and the FFHI Advisory Fee, neither FFHI nor any of its Subsidiaries nor any of their respective officers or directors has employed any broker or finder or incurred any Liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions provided for in this Agreement. Before the execution of this Agreement, FFHI has received a written opinion from the FFHI Financial Advisor to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the merger consideration (defined in such opinion as the Exchange Ratio and the Per Share Cash Consideration, taken together) is fair to the stockholders of FFHI from a financial point of view, and such opinion has not been withdrawn, amended, waived, modified or rescinded.

5.25    Regulatory Capital. FFHI is “well capitalized” (as defined in 12 C.F.R. Part 225.2(r)) and “well managed” (as defined in 12 C.F.R. Part 225.2(s)). FirstAtlantic Bank is an “eligible depository institution” (as defined in 12 C.F.R. Part 5.3(h).

5.26     Opinion of Counsel. No FFHI Company has Knowledge of any facts that would preclude issuance of the opinions of counsel referred to in Section 9.1(e).

5.27     Repurchase Agreements; Derivatives; Securitizations. With respect to all agreements currently outstanding pursuant to which any FFHI Company has purchased securities subject to an agreement to resell, such FFHI Company has a valid, perfected first lien or security interest in the securities or other collateral securing such agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby. With respect to all agreements currently outstanding pursuant to which any FFHI Company has sold securities subject to an agreement to repurchase, no FFHI Company has pledged collateral in excess of the amount of the debt secured thereby. No FFHI Company has pledged collateral in excess of the amount required under any interest rate swap or other similar agreement currently outstanding. All interest rate swaps, caps, floors and option agreements and other interest rate risk management arrangements, whether entered into for the account of any FFHI Company or for the account of a customer of any FFHI Company, were entered into in the ordinary course of business and in accordance with prudent banking practice and applicable rules, regulations and policies of any regulatory authority and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of such FFHI Company, enforceable according to their terms.  Each FFHI Company has duly performed in all material respects all of its obligations under such arrangements to the extent that such obligations to perform have accrued, and there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder. No FFHI Company is a party to any agreement securitizing any of its assets.

5.28     Antitakeover Provisions. Each FFHI Company has taken all actions required to exempt such FFHI Company, this Agreement and the Merger from any provisions of an anti-takeover nature contained in their organizational documents or the provisions of any federal or state “anti-takeover,” “fair price,” “moratorium,” “control share acquisition” or similar Laws or regulations (collectively, “Takeover Laws”). Each FFHI Company has taken all action so that the entering into of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement do not and will not result in the grant of any rights to any Person under the articles of incorporation, bylaws, or other governing instruments of any FFHI Company or restrict or impair the ability of NCC or any of its Subsidiaries to vote, or otherwise to exercise the rights of a stockholder with respect to, shares of any FFHI Company that may be directly or indirectly acquired or controlled by it.

5.29     Transactions with Management. Except for (a) deposits that are on terms and conditions comparable in all material respects to those made available to other nonaffiliated similarly situated customers of FFHI at the time such deposits were entered into, (b) the loans listed on Schedule 5.9(a)(ii), (c) the agreements designated on Schedule 5.15, (d) obligations under employee benefit plans of the FFHI Companies set forth on Schedule 5.14(a), and (e) any items described on Schedule 5.29, there are no contracts with or commitments to any present or former stockholders who to the Knowledge of FFHI own or owned more than 1% of the FFHI Common Stock, directors, officers or employees (or their Related Interests) involving the expenditure of more than $1,000 as to any one individual (including any business directly or indirectly controlled by any such person) or more than $5,000 for all such contracts for commitments in the aggregate for all such individuals.

5.30     Absence of Certain Business Practices. No FFHI Company or, to the Knowledge of any FFHI Company, any officer, employee or agent of any FFHI Company, or any other Person acting on their behalf, has, directly or indirectly, given or agreed to give any gift or similar benefit to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder the business of any FFHI Company (or assist any FFHI Company in connection with any actual or proposed transaction) that (a) might subject FFHI to any damage or penalty in any civil, criminal or governmental Litigation or proceeding, (b) if not given in the past, might have resulted in a Material Adverse Effect on FFHI or (c) if not continued in the future, might result in a Material Adverse Effect on FFHI or might subject FFHI to suit or penalty in any private or governmental Litigation or proceeding.

5.31     Privacy of Customer Information. The FFHI Companies collectively are the sole owner of all individually identifiable personal information relating to identifiable or identified natural Persons (“Identifiable Personal Information”) with respect to customers, former customers and prospective customers. The FFHI Companies’ collection, use, and transfer of such Identifiable Personal Information complies in all material respects with FFHI’s privacy policy, the Fair Credit Reporting Act, the Gramm-Leach-Bliley Act and all other applicable privacy and other applicable Laws, and any agreement or industry standard relating to privacy.

5.32     Deposits. Except as set forth on Schedule 5.32, as of the date of this Agreement, none of the deposits of FFHI are “brokered” deposits or are subject to any encumbrance, legal restraint or other legal process (other than garnishments, pledges, setoff rights, limitations applicable to public deposits, escrow limitations and similar actions taken in the ordinary course of business), and no portion of deposits of FFHI represents a deposit of any Affiliate of FFHI. The deposit accounts of FirstAtlantic Bank are insured by the FDIC in accordance with the provisions of the Federal Deposit Insurance Act, and FirstAtlantic Bank has paid all regular premiums and special assessments and filed all reports required thereunder.

5.33     Accounting Controls. Each of the FFHI Companies maintains accurate books and records reflecting its assets and Liabilities and maintains proper and adequate internal accounting controls that provide assurance that (a) transactions are executed with management’s general or specific authorizations; (b) transactions are recorded as necessary to permit preparation of the FFHI Financial Statements and FFHI Call Reports in accordance with GAAP and RAP, and to maintain asset and Liability accountability; (c) access to each FFHI Company’s assets and incurrence of each FFHI Company’s Liabilities are permitted only in accordance with management’s specific or general authorizations; (d) the recorded accountability for assets and Liabilities is compared with the existing assets and Liabilities at reasonable intervals and appropriate action is taken with respect to any difference; and (e) extensions of credit and other receivables are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.  None of FFHI’s systems, controls, data or information are recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of the FFHI Companies or their accountants, except as would not reasonably be expected to have a Material Adverse Effect on FFHI.  No FFHI Company has been advised of any material deficiencies in the design or operation of internal controls over financial reporting which could reasonably be expected to adversely affect its ability to record, process, summarize and report financial data, or any fraud, whether or not material, that involves management.  No material weakness in internal controls has been identified by FFHI’s auditors, and there have been no significant changes in internal controls that could reasonably be expected to materially and adversely affect internal controls.

5.34     Securities Law Compliance; Registration Obligations. FFHI’s common stock is traded on the OTCQX Market under the symbol “FFHD.” FFHI has complied in all material respects with all applicable state and federal securities Laws and the rules, regulations or orders, injunctions or decrees of any applicable Regulatory Authority relating thereto. No FFHI Company is under any obligation, contingent or otherwise, to register its securities under the 1933 Act, the 1934 Act, or any state securities Laws.

Article 6
REPRESENTATIONS AND WARRANTIES OF NCC

Except as disclosed in (a) a Schedule (subject to Section 11.4 below) or (b) any publicly available report, statement, schedule form or other document filed by NCC with the SEC in each case after December 31, 2016 and prior to the date hereof (but excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly cautionary, non-specific or predictive or forward-looking in nature), NCC hereby represents and warrants to FFHI as follows:

6.1    Organization, Standing and Power. NCC is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Delaware, and has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its Assets and to incur its Liabilities. NCC is duly qualified or licensed to transact business as a foreign corporation in good standing in the states of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on NCC.

6.2     Authority; No Breach By Agreement.

(a)     NCC has the corporate power and authority necessary to execute, deliver and perform its obligations under this Agreement and to consummate the transactions provided for herein. The execution, delivery and performance of this Agreement and the consummation of the transactions provided for herein have been, or prior to the Effective Time will be, duly and validly authorized by all necessary corporate action on the part of NCC. Subject to required regulatory consents, this Agreement constitutes a legal, valid and binding obligation of NCC, enforceable against NCC in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency or similar Laws of general applicability affecting creditors’ rights or by general principles of equity.

(b)     Neither the execution and delivery of this Agreement by NCC or of the Bank Merger Agreement by NBC, nor the consummation by NCC of the transactions provided for in this Agreement or by NBC of the transactions provided for in the Bank Merger Agreement, nor compliance by NCC with any of the provisions of this Agreement or by NBC with any of the provisions of the Bank Merger Agreement, will (i) conflict with or result in a breach of any provision of NCC’s Certificate of Incorporation or Bylaws or similar governing documents of NBC, (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any NCC Company under, any Contract or Permit of any NCC Company, where failure to obtain such Consent is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on such NCC Company, or (iii) subject to receipt of the requisite approvals referred to in Section 9.1(b) of this Agreement, violate any Law or Order applicable to any NCC Company or any of their respective Assets.

(c)     Other than (i) in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and rules and requirements of Nasdaq, (ii) Consents required from Regulatory Authorities, (iii) notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, (iv) notices to or filings with Nasdaq regarding the listing on Nasdaq of the shares of NCC Common Stock to be issued in the Merger and (v) Consents, filings or notifications that, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on NCC, no notice to, filing with or Consent of any public body or authority is necessary for the consummation by NCC of the Merger and the other transactions provided for in this Agreement or for the consummation by NBC of the Bank Merger and the other transactions provided for in the Bank Merger Agreement. No consents or approvals of or filings or registrations with any Regulatory Authorities are necessary in connection with the execution and delivery by NCC of this Agreement.

6.3     Capital Stock. The authorized capital stock of NCC, as of the date of this Agreement, consists of (i) 30,000,000 shares of NCC Common Stock and (ii) 250,000 shares of NCC Preferred Stock. As of the date hereof, 14,070,528 shares of NCC Common Stock and no shares of NCC Preferred Stock are issued and outstanding. All of the shares of NCC Common Stock to be issued in exchange for shares of FFHI Common Stock upon consummation of the Merger, when issued in accordance with the terms of this Agreement, will be duly and validly issued and outstanding and fully paid and non-assessable under the DGCL. None of the shares of NCC Common Stock to be issued in exchange for shares of FFHI Common Stock upon consummation of the Merger will be issued in violation of any preemptive rights of the stockholders of NCC.

6.4     Reports and Financial Statements.

(a)     Since January 1, 2013, or the date of organization or acquisition if later, each NCC Company has filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with (i) the SEC, including, but not limited to, Forms 10-K, Forms 10-Q, Forms 8-K, and proxy statements, (ii) other Regulatory Authorities, and (iii) any applicable state securities or banking authorities. As of their respective dates, each of such reports and documents, including the NCC Financial Statements, exhibits, and schedules thereto, complied in all material respects with all applicable Laws, including, without limitation, the Securities Laws. As of its respective date, each such report and document did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. The NCC Financial Statements included in such reports (as of the dates thereof and for the periods covered thereby) (A) are, or if dated after the date of this Agreement, will be, in accordance with the books and records of the NCC Companies, which are or will be, as the case may be, complete and correct and which have been or will have been, as the case may be, maintained in accordance with good business practices, (B) present, or will present, fairly in all material respects the consolidated financial position of the NCC Companies as of the dates indicated and the consolidated results of operations, changes in stockholders’ equity, and cash flows of the NCC Companies for the periods indicated, and (C) have been or will have been, as the case may be, prepared in all material respects in accordance with GAAP, which principles have been consistently applied during the periods involved (subject to exceptions specified therein or as may be indicated in the notes thereto or, in the case of interim financial statements, to normal year-end adjustments that are not material). Porter Keadle Moore, LLC is a registered public accounting firm and throughout the periods covered by the financial statements filed by NCC with the SEC has been “independent” with respect to NCC within the meaning of Regulation S-X under the 1934 Act.

(b)     NCC maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the 1934 Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Since December 31, 2016, there has not been any material change in the internal controls utilized by NCC to provide reasonable assurance that its consolidated financial statements conform with GAAP. NCC maintains disclosure controls and procedures (as defined by Rules 13a-15(e) and 15d-15(e) under the 1934 Act) to ensure that material information required to be disclosed by NCC in the reports that it files or submits under the 1934 Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to NCC’s management as appropriate to allow timely decisions regarding required disclosures and to allow NCC’s management to make the certifications of the Chief Executive Officer and Chief Financial Officer of NCC required under the 1934 Act.

(c)     Each of the principal executive officer and the principal financial officer of NCC (or each former principal executive officer and each former principal financial officer of NCC, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the 1934 Act and Section 302 and 906 of the Sarbanes-Oxley Act with respect to the reports of NCC filed with the SEC, and the statements contained in such certifications are true and accurate in all material respects. No NCC Company has outstanding (or has arranged or modified since the enactment of the Sarbanes-Oxley Act) any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) to directors or executive officers (as defined in Rule 3b-7 under the Exchange Act) of any NCC Company, other than loans or extensions of credit permitted by, or excluded from the prohibition of, Section 402 of the Sarbanes Oxley Act. NCC is otherwise in compliance with all applicable provisions of the Sarbanes-Oxley Act, except for any non-compliance that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(d)     No NCC Company is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement (including any contract or arrangement relating to any transaction or relationship between or among NCC and any other NCC Company, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangement”), where the result, purpose or intended effect of such contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of NCC or any NCC Company in NCC’s or such other NCC Company’s financial statements.

6.5     Absence of Undisclosed Liabilities. No NCC Company has any Liabilities that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on NCC, except Liabilities (i) accrued or reserved against in the consolidated balance sheets of NCC as of June 30, 2017, that are included in the NCC Financial Statements or reflected in the notes thereto, (ii) incurred or paid in the ordinary course of business consistent with past business practice, (iii) incurred or paid pursuant to and in accordance with the terms and conditions of this Agreement, or (iv) disclosed on Schedule 6.5. Except as disclosed on Schedule 6.5, no NCC Company has incurred or paid any Liability since June 30, 2017, except for such Liabilities which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on NCC.

6.6     Absence of Certain Changes or Events. Since June 30, 2017: (i) there have been no events, changes or occurrences that have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on NCC, including, without limitation, any change in the administrative or supervisory standing or rating of NCC with any Regulatory Authority, and (ii) the NCC Companies have not taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a material breach or violation of any of the covenants and agreements of NCC provided in Article 7 of this Agreement.

6.7     Compliance with Laws. NCC is duly registered as a financial holding company under the federal Bank Holding Company Act of 1956, as amended. Each NCC Company has in effect all Permits necessary for it to own, lease or operate its Assets and to carry on its business as now conducted, except for those Permits the absence of which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on NCC, and there has occurred no Default under any such Permit. Each of the NCC Companies:

(a)     is and since October 31, 2010, has been in compliance in all material respects with all Laws, Orders or Permits applicable to its business or employees conducting its business; and

(b)     since October 31, 2010, has received no notification or communication from any agency or department of federal, state or local government or any Regulatory Authority or the staff thereof (i) asserting that any NCC Company is not in compliance with any of the Laws or Orders that such Governmental Authority or Regulatory Authority enforces, (ii) threatening to revoke any Permits, (iii) requiring any NCC Company to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment or memorandum of understanding, or to adopt any board resolution or similar undertaking, or (iv) directing, restricting or limiting, or purporting to direct, restrict or limit in any manner the operations of any NCC Company, including, without limitation, any restrictions on the payment of dividends, or that in any manner relates to such entity’s capital adequacy, credit or reserve policies or management or business.

6.8     Material Contracts. No NCC Company is in Default under any of its Contracts.

6.9    Legal Proceedings. Except as set forth on Schedule 6.9, there is no Litigation instituted or pending, or, to the Knowledge of each NCC Company, threatened (or unasserted but considered probable of assertion) against any NCC Company, or against any Asset, interest, or right of any of them that is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on NCC, nor are there any Orders of any Regulatory Authorities, other Governmental Authorities or arbitrators outstanding, pending or, to the Knowledge of any NCC Company, threatened against any NCC Company, that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on NCC.

6.10     Statements True and Correct. Neither this Agreement nor any statement, certificate, instrument or other writing furnished or to be furnished by any NCC Company or any Affiliate thereof to FFHI pursuant to this Agreement, including the Exhibits or Schedules hereto, contains or will contain any untrue statement of material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by any NCC Company or any Affiliate thereof for inclusion in (i) the documents to be filed with the SEC, including, without limitation, the Registration Statement and the Proxy Statement/Prospectus to be mailed to holders of FFHI Common Stock and (ii) any other documents to be filed by any NCC Company or any Affiliate thereof with the SEC or any other Regulatory Authority in connection with the transactions provided for herein, will, at the respective time at which such documents are filed, and with respect to the Proxy Statement/Prospectus, when first mailed to the holders of FFHI Common Stock, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. All documents that any NCC Company or any Affiliate thereof is responsible for filing with any Regulatory Authority in connection with the transactions provided for herein will comply as to form in all material respects with the provisions of applicable Law.

6.11     Tax Matters. Each NCC Company has filed all material Tax Returns that it was required to file under applicable Laws, other than Tax Returns that are not yet due or for which a request for extension was filed consistent with requirements of applicable Law. All such Tax Returns were correct and complete in all material respects. All material Taxes due and owing by any NCC Company have been paid other than Taxes that have been reserved or accrued on the balance sheet of NCC or which NCC is contesting in good faith. Since December 31, 2013, no claim has been made by an authority in a jurisdiction where NCC does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of any NCC Company. No NCC Company has taken any action or has any Knowledge of any fact or circumstance that is reasonably likely to prevent the transactions contemplated hereby, including the Merger and the Bank Merger, from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

6.12     Regulatory Matters. No NCC Company has taken any action or has any Knowledge of any fact or circumstance that is reasonably likely to materially impede or delay receipt of any Consents of Regulatory Authorities referred to in Section 9.1(b) of this Agreement or result in the imposition of a condition or restriction of the type referred to in the last sentence of such Section.

6.13     1933 Act and 1934 Act Compliance. The Proxy Statement/Prospectus will comply in all material respects with applicable provisions of the 1933 Act and the 1934 Act and the rules and regulations thereunder; provided, however, that NCC makes no representation or warranty with respect to any information provided by or on behalf of any FFHI Company for inclusion in the Proxy Statement/Prospectus.

6.14     Regulatory Capital. NCC is “well capitalized” (as defined in 12 C.F.R. Part 225.2(r)) and “well managed” (as defined in 12 C.F.R. Part 225.2(s)). NBC is an “eligible bank” (as defined in 12 C.F.R. Part 5.3(g)).

6.15     Opinion of Counsel. NCC has no Knowledge of any facts that would preclude issuance of the opinions of counsel referred to in Section 9.1(e).

6.16     Deposits. The deposit accounts of NBC are insured by the FDIC in accordance with the provisions of the Federal Deposit Insurance Act, and NBC has paid all regular premiums and special assessments and filed all reports required thereunder.

6.17     Financial Advisor. NCC has engaged Keefe, Bruyette & Woods, Inc. (the “NCC Financial Advisor”) to act as financial advisor to NCC in connection with the Merger, pursuant to which the NCC Financial Advisor agreed, upon request by NCC, to render an opinion to the NCC Board as to the fairness, from a financial point of view, to NCC of the consideration to be offered in the transaction. The NCC Board has received the opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) of the NCC Financial Advisor to the effect that, as of the date of such opinion, and based upon and subject to the factors, assumptions, and limitations set forth therein, the merger consideration (defined in such opinion as the Exchange Ratio and the Per Share Cash Consideration, taken together) is fair, from a financial point of view, to NCC.

Article 7
CONDUCT OF BUSINESS PENDING CONSUMMATION

7.1     Affirmative Covenants. Unless the prior written consent of NCC shall have been obtained, and except as otherwise expressly provided for herein, until the earlier of the Effective Time or the termination of this Agreement, FFHI shall and shall cause each of its Subsidiaries to (i) conduct its business in the usual, regular and ordinary course consistent with past practice and prudent banking principles (if applicable), and (ii) preserve intact its business organization, goodwill, Assets and relationships with depositors, customers and employees and maintain its rights and franchises. Unless the prior written consent of the other Party shall have been obtained, and except as otherwise expressly provided for herein, until the earlier of the Effective Time or the termination of this Agreement, each Party shall and shall cause each of its Subsidiaries to take no action, except as required by applicable Law, that would (A) adversely affect the ability of any Party to obtain any Consents required for the transactions provided for herein without imposition of a condition or restriction of the type referred to in the last sentences of Sections 9.1(b) or 9.1(c) of this Agreement or (B) adversely affect the ability of any Party to perform its covenants and agreements under this Agreement.

7.2    Negative Covenants of FFHI. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, FFHI covenants and agrees that it will not do or agree or commit to do, or permit any of its Subsidiaries to do or agree or commit to do, any of the following without the prior written consent of the chief executive officer, president or chief financial officer of NCC, which consent shall not be unreasonably withheld, except in connection with the actions referenced in subsections (b), (d) or (e), in which case such consent may be withheld for any reason or no reason:

(a)      amend the articles of incorporation, bylaws or other governing instruments of any FFHI Company;

(b)     incur any additional debt obligation or other obligation for borrowed money except in the ordinary course of the business of FFHI or its Subsidiaries consistent with past practices (which shall include the creation of deposit Liabilities, purchases of federal funds, sales of certificates of deposit, advances from the Federal Reserve or the Federal Home Loan Bank, entry into repurchase agreements fully secured by U.S. government or agency securities and issuances of letters of credit), or impose, or suffer the imposition, on any share of stock held by any FFHI Company of any Lien or permit any such Lien to exist;

(c)     repurchase, redeem or otherwise acquire or exchange, directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of any FFHI Company, except pursuant to, and in accordance with, the Option Termination Agreements, or declare or pay any dividend or make any other distribution in respect of FFHI’s capital stock, except for quarterly dividends consistent with past practice not to exceed $0.04 per share of FFHI Common Stock per quarter;

(d)     except for this Agreement or as required upon valid exercise of any of the FFHI Options or FFHI Warrants, issue, sell, pledge, encumber, enter into any Contract to issue, sell, pledge, or encumber, authorize the issuance of, or otherwise permit to become outstanding, any additional shares of FFHI Common Stock or any other capital stock of any FFHI Company, or any stock appreciation rights, or any option, warrant, conversion or other right to acquire any such stock, or any security convertible into any shares of such stock;

(e)     adjust, split, combine or reclassify any capital stock of any FFHI Company or issue or authorize the issuance of any other securities with respect to or in substitution for shares of its capital stock or sell, lease, mortgage or otherwise encumber any shares of capital stock of any FFHI Company or, other than in the ordinary course of business for reasonable and adequate consideration, any Asset;

(f)     acquire any direct or indirect equity interest in any Person, other than in connection with (i) foreclosures in the ordinary course of business and (ii) acquisitions of equity interests by any FFHI Company acting solely in a fiduciary capacity;

(g)     except for the payments and amounts set forth on Schedule 7.2(g), (i) grant any increase in compensation or benefits to the directors, officers or employees of any FFHI Company, except in accordance with past practices with respect to employees; (ii) pay any bonus except in accordance with past practices and pursuant to the provisions of an applicable program or plan adopted by the FFHI Board prior to the date of this Agreement; or (iii) except as may be required by applicable Law, the terms of any FFHI Benefit Plan as of the date hereof or the express terms of this Agreement, enter into or amend any severance agreement, change in control agreement, warrant agreement, option agreement, restricted stock agreement or similar agreement with any director, officer or employee of any FFHI Company;

(h)     enter into or amend any employment Contract between any FFHI Company and any Person (unless such amendment is required by Law) that the FFHI Company does not have the unconditional right to terminate without Liability (other than Liability for services already rendered), at any time on or after the Effective Time;

(i)     adopt any new employee benefit plan of any FFHI Company or make any material change in or to any existing employee benefit plans of any FFHI Company other than any such change that is required by Law or that, in the opinion of counsel, is necessary or advisable to maintain the tax-qualified status of any such plan or that is required by the terms of the FFHI Benefit Plan as of the date hereof;

(j)     make any material change in any accounting methods or systems of internal accounting controls, except as may be appropriate to conform to changes in GAAP or RAP;

(k)     commence any Litigation other than in accordance with past practice, or settle any Litigation involving any Liability of any FFHI Company for material money damages or restrictions upon the operations of any FFHI Company;

(l)     enter into any material transaction or course of conduct not in the ordinary course of business, or not consistent with safe and sound banking practices, or not consistent with applicable Laws;

(m)     fail to file timely any report required to be filed by it with any Regulatory Authority;

(n)     make any Loan or advance to any 5% stockholder, director or officer of FFHI, or any member of the immediate family of the foregoing, or any Related Interest (to the Knowledge of any FFHI Company) of any of the foregoing, except for advances under unfunded loan commitments in existence on the date of this Agreement and specifically described on Schedule 7.2(n) or renewals of any Loan or advance outstanding as of the date of this Agreement on terms and conditions substantially similar to the original Loan or advance;

(o)     cancel without payment in full, or modify in any material respect any Contract relating to, any loan or other obligation receivable from any 5% stockholder, director or officer of any FFHI Company or any member of the immediate family of the foregoing, or any Related Interest (to the Knowledge of FFHI or any of its Subsidiaries) of any of the foregoing;

(p)     enter into any Contract for services or otherwise with any of the 5% stockholders, directors, officers or employees of any FFHI Company or any member of the immediate family of the foregoing, or any Related Interest of any of the foregoing;

(q)     modify, amend or terminate any material Contract or waive, release, compromise or assign any material rights or claims, except in the ordinary course of business and for fair consideration;

(r)     file any application to relocate or terminate the operations of any banking office of it or any of its Subsidiaries;

(s)     except as may be required by applicable Law or to comply with any request or recommendation made by any Regulatory Authority, change its or any of its Subsidiaries’ lending, investment, Liability management and other material banking policies in any material respect;

(t)     intentionally take any action that would reasonably be expected to jeopardize or delay the receipt of any of the regulatory approvals required in order to consummate the transactions provided for in this Agreement;

(u)     take any action that would cause the transactions provided for in this Agreement to be subject to requirements imposed by any Takeover Law; and FFHI shall take all necessary steps within its control to exempt (or ensure the continued exemption of) the transactions provided for in this Agreement from, or if necessary challenge the validity or applicability of, any applicable Takeover Law, as now or hereafter in effect;

(v)     make or renew any Loan to any Person (including, in the case of an individual, his or her immediate family) who or that (directly or indirectly as though a Related Interest or otherwise) owes, or would as a result of such Loan or renewal owe, any FFHI Company more than an aggregate of $2,000,000 of secured indebtedness or more than $250,000 of unsecured indebtedness;

(w)     increase or decrease the rate of interest paid on time deposits or on certificates of deposit, except in a manner and pursuant to policies consistent with FFHI’s past policies;

(x)     purchase or otherwise acquire any investment securities for its own account having an average remaining life to maturity greater than five (5) years (except for municipal bonds of any maturity after consultation by a Designated Representative of FFHI with a Designated Representative of NCC), or any asset-backed security, other than those issued or guaranteed by the Government National Mortgage Association, the Federal National Mortgage Association or Home Loan Mortgage Corporation;

(y)     except for residential real property, “other real estate owned” and mobile home property owned by and reflected on the books of FFHI as of the date hereof, the sale of which will not, individually or in the aggregate, result in a material loss, sell, transfer, convey or otherwise dispose of any real property or interests therein having a book value in excess of or in exchange for consideration in excess of $100,000;

(z)     make or commit to make any capital expenditures individually in excess of $50,000, or in the aggregate in excess of $100,000;

(aa)   take any action that is likely to materially impair or delay FFHI’s ability to perform any of its obligations under this Agreement or FirstAtlantic Bank’s ability to perform any of its obligations under the Bank Merger Agreement; or

(bb)    agree or commit to do any of the foregoing.

7.3     Adverse Changes in Condition. Each Party agrees to give written notice promptly (and in any event within two (2) Business Days) to the other Party upon becoming aware of the occurrence or impending occurrence or existence of any event, circumstance or fact relating to it or any of its Subsidiaries that (a) is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on such Party or (b) would reasonably be expected to cause, constitute, give rise to or result in a material breach at or prior to the Closing Date of any of its representations, warranties or covenants contained herein, and to use its commercially reasonable efforts to prevent or promptly to remedy the same; provided, however, that the delivery of any notice pursuant to this Section 7.3 shall not (i) limit or otherwise affect any remedies available to the Party receiving such notice or (ii) be deemed to amend or supplement the Schedules to this Agreement or prevent or cure any inaccuracy, misrepresentations, breach of warranty or breach of covenant.

7.4     Reports. Each Party and its Subsidiaries shall file all reports required to be filed by it with Regulatory Authorities between the date of this Agreement and the Effective Time, and FFHI shall deliver to NCC copies of all such reports filed by FFHI or its Subsidiaries promptly after the same are filed.

7.5     Acquisition Proposals.

(a)     FFHI shall not, nor shall it permit any of its Subsidiaries to, nor shall it or any of its Subsidiaries authorize or permit any of their respective officers, directors, employees, representatives or agents to, directly or indirectly, (i) solicit, initiate or knowingly encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal which constitutes, any Acquisition Proposal, (ii) enter into any letter of intent or agreement related to any Acquisition Proposal other than a confidentiality agreement (each, an “Acquisition Agreement”), or (iii) participate in any discussions or negotiations regarding, or take any other action knowingly to facilitate any inquiries or the making of any proposal that constitutes, or that would reasonably be expected to lead to, any Acquisition Proposal; provided, however, that if, at any time prior to the FFHI Stockholders’ Meeting, and without any breach of the terms of this Section 7.5(a), (A) FFHI receives an unsolicited bona fide written Acquisition Proposal from any Person that in the good faith judgment of the FFHI Board is, or is reasonably likely to lead to the delivery of, a Superior Proposal, and (B) the FFHI Board determines in good faith, after consultation with outside legal counsel, that failure to participate in discussions with such Person concerning such Acquisition Proposal would likely result in a violation of its fiduciary duties under applicable Law, then FFHI may (x) furnish information (including non-public information) with respect to FFHI to any such Person pursuant to a confidentiality agreement containing confidentiality provisions no more favorable to such Person than those in the Confidentiality Agreement between NCC and FFHI dated on or around May 1, 2017 (provided that FFHI must contemporaneously furnish to NCC all such information furnished to such Person), and (y) participate in negotiations with such Person regarding such Acquisition Proposal.

(b)     Except as set forth in Section 10.1(k) below, neither the FFHI Board nor any committee thereof shall (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to NCC, the approval or recommendation by the FFHI Board, or such committee, of the Merger or this Agreement; (ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal; or (iii) authorize or permit FFHI or any of its Subsidiaries to enter into any Acquisition Agreement.

(c)     FFHI agrees that it and its Subsidiaries shall, and FFHI shall direct its and its Subsidiaries’ respective officers, directors, employees, representatives and agents to, immediately cease and cause to be terminated any activities, discussions or negotiations with any Persons with respect to any Acquisition Proposal. FFHI agrees that it will notify NCC promptly (and in any event within 48 hours) if, to FFHI’s Knowledge, any Acquisition Proposal is received by, any information is requested from, or any discussions or negotiations relating to an Acquisition Proposal are sought to be initiated or continued with, FFHI, its Subsidiaries, or their officers, directors, employees, representatives or agents. The notice shall indicate the name of the Person making such Acquisition Proposal or taking such action and the material terms and conditions of any proposals or offers, and thereafter FFHI shall keep NCC informed, on a current basis, of the status and terms of any such proposals or offers and the status of any such discussions or negotiations.

7.6     Stockholder Litigation. FFHI shall provide NCC the opportunity to participate in the defense or settlement of any stockholder litigation against FFHI and/or its directors relating to the transactions contemplated by this Agreement throughout the course of any such litigation, and FFHI shall in good faith consider the recommendations by NCC regarding such litigation. FFHI shall not settle any stockholder litigation without NCC’s prior written consent (such consent not to be unreasonably withheld or delayed).

7.7     Covenants of NCC. Except as expressly permitted or contemplated by this Agreement, or as required by applicable Law, or with the prior written consent of FFHI, which consent shall not be unreasonably withheld, during the period from the date of this Agreement to the earlier of the Effective Time or the termination of this Agreement, NCC shall not, and shall not permit any of its Subsidiaries to, take any action that is intended to or is reasonably likely to prevent or materially impair or delay NCC’s ability to consummate the Merger or the transactions provided for in this Agreement or NBC’s ability to consummate the Bank Merger and the transactions provided for in the Bank Merger Agreement.

Article 8
additional agreements

8.1     Regulatory Matters.

(a)     NCC shall prepare the Registration Statement as promptly as reasonably practicable after the date hereof. Assuming that FFHI promptly furnishes all information concerning the FFHI Companies needed for preparation of the Registration Statement, NCC shall use commercially reasonable efforts to file the Registration Statement with the SEC within 90 days following the date hereof. NCC shall use commercially reasonable efforts to have the Registration Statement declared effective under the 1933 Act as promptly as reasonably practicable after such filing. As promptly as reasonably practicable after the Registration Statement has been declared effective by the SEC, FFHI shall mail the Proxy Statement/Prospectus to holders of FFHI Common Stock simultaneously with delivery of notice of the FFHI Stockholders’ Meeting. NCC shall also use commercially reasonable efforts to obtain all necessary state securities Law Permits and approvals required to carry out the transaction provided for in this Agreement, and FFHI shall furnish all information concerning FFHI and the holders of FFHI Common Stock as may be requested in connection with any such action. If, at any time prior to the Effective Time, any event shall occur that should be set forth in an amendment of, or a supplement to, the Proxy Statement/Prospectus, the Party being aware of the event will promptly inform the other Party and the Parties will cooperate and assist each other in preparing such amendment or supplement and mailing the same to the holders of FFHI Common Stock. Subject to Section 10.1(k) of this Agreement, the FFHI Board shall unanimously recommend that the holders of FFHI Common Stock vote for and adopt the Merger provided for in the Proxy Statement/Prospectus and this Agreement. In accordance with the listing rules of the Nasdaq Stock Market, NCC shall cause the shares of NCC Common Stock issuable to the holders of FFHI Common Stock upon consummation of the Merger to be approved for listing on Nasdaq on or prior to the Closing Date.

(b)     The Parties shall cooperate with each other and use their commercially reasonable efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings and to obtain as promptly as practicable all Consents of all third parties and Regulatory Authorities that are necessary or advisable to consummate the transactions provided for in this Agreement and the Bank Merger Agreement. NCC and FFHI shall have the right to review in advance, and to the extent practicable each will consult with the other on, in each case subject to applicable Laws relating to the exchange of information, all the information relating to NCC or FFHI, as the case may be, and any of their respective Subsidiaries, which appear in any filing made with, or written materials submitted to, any third party or any Regulatory Authority in connection with the transactions provided for in this Agreement. In exercising the foregoing right, each of the Parties shall act reasonably and as promptly as practicable. The Parties agree that they will consult with each other with respect to the obtaining of all Permits and Consents, approvals and authorizations of all third parties and Regulatory Authorities necessary or advisable to consummate the transactions provided for in this Agreement, and each Party will keep the other apprised of the status of matters relating to completion of the transactions provided for in this Agreement.

(c)     NCC and FFHI shall, upon request, furnish to each other all information concerning themselves, their Subsidiaries, directors, officers and stockholders and such other matters that may be reasonably necessary or advisable in connection with the Proxy Statement/Prospectus, the Registration Statement or any other statement, filing, notice or application made by or on behalf of NCC, FFHI or any of their Subsidiaries to any Regulatory Authority in connection with the Merger, the Bank Merger and any other transactions provided for in this Agreement.

(d)     NCC and FFHI shall promptly furnish to each other copies of all applications, notices, petitions and filings with all Regulatory Authorities, and all written communications received by NCC or FFHI, as the case may be, or any of their respective Subsidiaries, Affiliates or associates from, or delivered by any of the foregoing to, any Regulatory Authority, in respect of the transactions provided for herein.

(e)     NCC will indemnify and hold harmless FFHI and its officers, directors and employees from and against any and all actions, causes of action, losses, damages, expenses or Liabilities to which FFHI or any director, officer, employee or controlling person thereof may become subject under applicable Laws (including the 1933 Act and the 1934 Act) and rules and regulations thereunder and will reimburse FFHI and any such director, officer, employee or controlling person for any legal or other expenses reasonably incurred in connection with investigating or defending any actions, whether or not resulting in Liability, insofar as such losses, damages, expenses, Liabilities or actions arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, Proxy Statement/Prospectus, or any application, notice, petition, or filing with any Regulatory Authority or arise out of or are based upon the omission or alleged omission to state a material fact required to be stated therein, or necessary in order to make the statement therein not misleading, but only insofar as any such statement or omission was made in reliance upon and in conformity with information furnished in writing in connection therewith by any NCC Company.

(f)     FFHI will indemnify and hold harmless NCC and its officers, directors and employees from and against any and all actions, causes of action, losses, damages, expenses or Liabilities to which NCC or any director, officer, employee or controlling person thereof may become subject under applicable Laws (including the 1933 Act and the 1934 Act) and rules and regulations thereunder and will reimburse NCC and any such director, officer, employee or controlling person for any legal or other expenses reasonably incurred in connection with investigating or defending any actions, whether or not resulting in Liability, insofar as such losses, damages, expenses, Liabilities or actions arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, Proxy Statement/Prospectus, or any application, notice, petition, or filing with any Regulatory Authority or arise out of or are based upon the omission or alleged omission to state a material fact required to be stated therein, or necessary in order to make the statement therein not misleading, but only insofar as any such statement or omission was made in reliance upon and in conformity with information furnished in writing in connection therewith by any FFHI Company.

8.2     Access to Information.

(a)     During the period from the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, each of NCC and FFHI shall: (i) cause its Designated Representative (and, if necessary, representatives of any of its Subsidiaries) to confer on a regular and frequent basis with the Designated Representative of the other Party hereto and to report on the general status of its and its Subsidiaries’ ongoing operations; (ii) upon reasonable notice and subject to applicable Laws relating to the exchange of information, afford to the officers, employees, accountants, counsel and other representatives of the other Party access to all of its and its Subsidiaries’ respective properties, books, contracts, commitments and records; and (iii) make available to the other Party (A) a copy of each report, schedule, registration statement and other document filed or received by it or its Subsidiaries during such period pursuant to the requirements of the Securities Laws or federal or state banking Laws (other than reports or documents that such Party is not permitted to disclose under applicable Law, in which case such Party shall notify the other Party of the nondisclosure and the nature of such information) and (B) such other information concerning its and its Subsidiaries’ business, properties and personnel as the other Party may reasonably request; provided, however, that neither Party shall be required to provide any information to the other if such Party reasonably determines that providing such information violates the rights of such Party’s customers under applicable Law or jeopardizes the attorney-client privilege of the Party in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the Parties).

(b)     All information furnished by NCC to FFHI or its representatives pursuant hereto shall be treated as the sole property of NCC and, if the Merger shall not occur, FFHI and its representatives shall return to NCC all of such written information and all documents, notes, summaries or other materials containing, reflecting or referring to, or derived from, such information. FFHI shall, and shall use its commercially reasonable efforts to cause its representatives to, keep confidential all such information, and shall not directly or indirectly use such information for any competitive or other commercial purpose. The obligation to keep such information confidential shall continue for three (3) years from the date on which the proposed Merger is abandoned and shall not apply to any information that (i) was already in FFHI’s possession prior to the disclosure thereof by NCC; (ii) was then generally known to the public; or (iii) was disclosed to FFHI by a third party not bound by an obligation of confidentiality, or disclosures made as required by Law.

(c)     All information furnished by FFHI or its Subsidiaries to NCC or its representatives pursuant hereto shall be treated as the sole property of FFHI and, if the Merger shall not occur, NCC and its representatives shall return to FFHI all of such written information and all documents, notes, summaries or other materials containing, reflecting or referring to, or derived from, such information. NCC shall, and shall use its commercially reasonable efforts to cause its representatives to, keep confidential all such information, and shall not directly or indirectly use such information for any competitive or other commercial purpose. The obligation to keep such information confidential shall continue for three (3) years from the date on which the proposed Merger is abandoned and shall not apply to any information that (i) was already in NCC’s possession prior to the disclosure thereof by FFHI or any of its Subsidiaries; (ii) was then generally known to the public; or (iii) was disclosed to NCC by a third party not bound by an obligation of confidentiality, or disclosures made as required by Law.

(d)     No investigation by any of the Parties or their respective representatives shall affect the representations and warranties of the other Parties set forth herein.

8.3     Efforts to Consummate. Subject to the terms and conditions of this Agreement, each of FFHI and NCC shall use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate and make effective, as soon as practicable after the date of this Agreement, the transactions provided for in this Agreement, including, without limitation, obtaining of all of the Consents and satisfying the conditions contained in Article 9 hereof. NCC expressly agrees to consummate the transactions provided for herein upon the completion of all conditions to Closing and shall not take any action reasonably calculated to prevent the Closing and shall not unreasonably delay any action reasonably required to be taken by it to facilitate the Closing. FFHI expressly agrees to consummate the transactions provided for herein upon the completion of all conditions to Closing and shall not take any action reasonably calculated to prevent the Closing and shall not unreasonably delay any action reasonably required to be taken by it to facilitate the Closing. Concurrently with the execution and delivery of this Agreement, FFHI shall deliver to NCC all Voting Agreements, Option Termination Agreements, Non-Competition Agreements, Claims Letters, Employment Agreement Termination Letters, and Employment Agreements required to be executed and delivered pursuant to Sections 1.4, 3.1, 8.17, 8.18 and 8.19 hereof.

8.4     Stockholders’ Meeting. FFHI shall call the FFHI Stockholders’ Meeting, to be held as soon as reasonably practicable after the date on which the Registration Statement is declared effective by the SEC, for the purpose of voting upon this Agreement and the Merger and such other related matters as FFHI deems appropriate. In connection with the FFHI Stockholders’ Meeting: (i) FFHI shall, with the assistance of NCC, prepare, publish and mail a notice of meeting in accordance with the requirements of the FBCA; (ii) NCC shall furnish all information concerning it that FFHI may reasonably request in connection with conducting the FFHI Stockholders’ Meeting; (iii) NCC shall prepare and furnish to FFHI, for printing, copying and distribution to FFHI’s stockholders at FFHI’s expense, the form of the Proxy Statement/Prospectus; (iv) FFHI shall furnish all information concerning it that NCC may reasonably request in connection with preparing the Proxy Statement/Prospectus; (v) subject to Section 10.1(k) of this Agreement, the FFHI Board shall unanimously recommend to its stockholders the approval of this Agreement; and (vi) FFHI shall use its best efforts to obtain its stockholders’ approval. The Parties will use their commercially reasonable efforts to prepare a preliminary draft of the Proxy Statement/Prospectus within 60 days of the date of this Agreement, and will consult with one another on the form and content of the Proxy Statement/Prospectus (including the presentation of draft copies of such proxy materials to the other) prior to filing with the SEC and delivery to FFHI stockholders.

8.5     Certificate of Objections. As soon as practicable (but in no event more than three (3) Business Days) after the FFHI Stockholders’ Meeting, FFHI shall deliver to NCC a certificate of the Secretary of FFHI containing the names of the stockholders of FFHI that (a) gave written notice at or prior to the taking of the vote on this Agreement at the FFHI Stockholders’ Meeting that they dissent from the Merger, and (b) did not vote in favor of this Agreement. Such certificate shall include the number of shares of FFHI Common Stock held by each such stockholder and the mailing address of each such stockholder.

8.6     Publicity. Neither NCC nor FFHI shall, or shall permit any of its respective Subsidiaries or Affiliates to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public disclosure concerning, the transactions provided for in this Agreement without the consent of the other Party, which consent will not be unreasonably withheld. Prior to issuing or publishing any press release or other public announcement or disclosure regarding the transactions contemplated by this Agreement, the releasing party shall provide a copy of the release or announcement to the other Party prior to the issuance, and shall provide a reasonable opportunity for comment. Nothing in this Section 8.6, however, shall be deemed to prohibit any Party from making any disclosure that it deems necessary or advisable, with the advice of counsel, in order to satisfy such Party’s disclosure obligations imposed by Law.

8.7     Expenses. All costs and expenses incurred in connection with the transactions provided for in this Agreement and the Bank Merger Agreement, including, without limitation, registration fees, printing fees, mailing fees, attorneys’ fees, accountants’ fees, other professional fees and costs related to expenses of officers and directors of a Party, shall be paid by the Party incurring such costs and expenses. Each Party hereby agrees to satisfy, and shall indemnify the other Party against, any Liability arising from any such fee or payment incurred by such Party. Nothing contained herein shall limit either Party’s rights under Article 10 to recover any damages arising out of a Party’s willful breach of any provision of this Agreement.

8.8     Tax Treatment. Each of the Parties undertakes and agrees to use its commercially reasonable efforts to cause the Merger and the Bank Merger each to qualify as a “reorganization” within the meaning of Section 368(a) of the Code for federal income tax purposes and the Treasury regulations promulgated thereunder, and that this Agreement shall constitute a “plan of reorganization” within the meaning of Section 368(a) of the Code for purposes of Sections 354, 356 and 361 of the Code (and any comparable provision of state law) for federal and applicable state income tax purposes. NCC and FFHI shall prepare and file with each of their respective Tax Returns all information required by Treasury Regulation Section 1.368-3 and related provisions of the Treasury Regulations in a manner consistent with treating the transactions contemplated by this Agreement as a reorganization described in Section 368(a) of the Code and shall take no position (whether in audits, Tax Returns or otherwise) that is inconsistent with this treatment unless required to do so by applicable Law.

8.9      [Removed and Reserved.]

8.10     Compliance Matters. Prior to the Effective Time, FFHI shall take, or cause to be taken, all commercially reasonable steps requested by NCC to cure any deficiencies in regulatory compliance by FFHI; provided, however, that NCC shall not be responsible for discovering such defects, shall not have any obligation to disclose the existence of such defects to FFHI, and shall not have any Liability resulting from such deficiencies or attempts to cure them.

8.11     Conforming Accounting and Reserve Policies. At the request of NCC, FFHI shall immediately prior to Closing establish and take such charge-offs, reserves and accruals as NCC reasonably shall request to conform FFHI’s loan, accrual, capital, reserve and other accounting policies to the policies of NBC (collectively, the “Conforming Adjustments”).

8.12     [Removed and Reserved.]

8.13     Bank Merger. NCC and FFHI agree to take all action necessary and appropriate, including causing the entering into of the Bank Merger Agreement as soon as practicable following the date of this Agreement, to effectuate the Bank Merger in accordance with applicable Laws and the terms of the Bank Merger Agreement as of the Effective Time or such later time, if any, as determined by NCC. Notwithstanding the foregoing, the Bank Merger may be abandoned at the election of NCC at any time, whether before or after filings are made for regulatory approval of the Bank Merger.

8.14     Directors’ and Officers’ Indemnification.

(a)      For a period of six (6) years after the Effective Time, NCC shall indemnify each director and officer of FFHI (each, an “Indemnified Party”) against all Liabilities arising out of actions or omissions occurring upon or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement) to the extent permitted under the Articles of Incorporation and Bylaws of FFHI as in effect on the date of this Agreement, subject to (i) the limitations and requirements of such Articles of Incorporation and Bylaws, and (ii) applicable Law, including, without limitation, Section 607.0850 of the FBCA.

(b)     Any Indemnified Party wishing to claim indemnification under Section 8.14(a) above, upon learning of any such Liability or Litigation, shall promptly notify NCC thereof; provided that the failure to so notify shall not affect the obligation of NCC under this Section 8.14 unless, and only to the extent that, NCC is actually and materially prejudiced in the defense of such claim as a consequence. In the event of any claim or Litigation that may give rise to indemnity obligations on the part of NCC (whether arising before or after the Effective Time), (i) NCC shall have the right to assume the defense thereof, and NCC shall not be liable to such Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Party in connection with the defense thereof, except that if NCC elects not to assume such defense or counsel for the Indemnified Party advises that there are substantive issues that raise conflicts of interest between NCC and the Indemnified Party under the rules of professional ethics, the Indemnified Party may retain counsel satisfactory to him or her, and NCC shall pay all reasonable fees and expenses of such counsel for the Indemnified Party; provided, however, that NCC shall be obligated to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction; (ii) all Indemnified Parties will cooperate in the defense of any such Litigation; and (iii) NCC shall not be liable for any settlement effected without its prior written consent; and provided further, that NCC shall not have any obligation hereunder to the extent such arrangements are prohibited by applicable Law.

(c)     For a period of six (6) years following the Effective Time, NCC will use its commercially reasonable efforts to provide director’s and officer’s liability insurance (“D&O Insurance”) that serves to reimburse the present and former officers and directors of FFHI or its Subsidiaries (determined as of the Effective Time) with respect to claims against such directors and officers arising from facts or events occurring before the Effective Time (including the transactions contemplated hereby), which insurance will contain at least the same coverage and amounts, and contain terms and conditions no less advantageous to the Indemnified Party, as the coverage currently provided by FFHI as of the date of this Agreement; provided, however, that (i) if NCC is unable to maintain or obtain the insurance called for by this Section 8.14(c), then NCC will provide as much comparable insurance as is reasonably available, (ii) officers and directors of FFHI or its Subsidiaries may be required to make application and provide customary representations and warranties to the carrier of the D&O Insurance for the purpose of obtaining such insurance, and (iii) in satisfaction of its obligations under this Section 8.14(c), NCC may require FFHI to purchase, prior to but effective as of the Effective Time, tail insurance providing such coverage prior to Closing. Whether or not NCC or FFHI shall procure such coverage, in no event shall FFHI expend, or shall NCC be required to expend, for such tail insurance a premium amount in excess of $175,000 (the “Maximum D&O Tail Premium”). If the cost of such tail insurance exceeds the Maximum D&O Tail Premium, then FFHI or NCC, as applicable, shall obtain tail insurance coverage or a separate tail insurance policy with the greatest coverage available for a cost not exceeding the Maximum D&O Tail Premium.

(d)     If NCC or any of its successors and assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its property and assets to any individual, corporation or other entity, then, in each such case, proper provision shall be made so that the successors and assigns of NCC and its Subsidiaries shall assume the obligations set forth in this Section 8.14. The provisions of this Section 8.14 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

8.15     System Integration. From and after the date hereof, subject to applicable Law and regulation, FFHI shall, and shall cause its directors, officers and employees to, and shall make all commercially reasonable efforts (without undue disruption to either business) to cause FirstAtlantic Bank’s data processing consultants and software providers to, cooperate and assist FirstAtlantic Bank and NBC in connection with an electronic and systematic conversion of all applicable data of FirstAtlantic Bank to the NBC system following the Effective Time and the consummation of the Bank Merger, including the training of FirstAtlantic Bank employees during normal business hours without undue disruption to FirstAtlantic Bank’s business.

8.16     Coordination; Integration. Subject to applicable Law and regulation, during the period from the date hereof until the Effective Time, FFHI shall cause the Chief Executive Officer of FirstAtlantic Bank or, if such Person is unavailable, another senior officer thereof, to assist and confer with the officers of NBC, on a weekly basis, relating to the development, coordination and implementation of the post-Bank Merger operating and integration plans of NBC, as the resulting association in the Bank Merger. Notwithstanding the conversion of the core processing and other data processing and information systems of FirstAtlantic Bank in conjunction with the Bank Merger, and subject to applicable provisions of Law and non-objection from any Regulatory Authorities, it is the Parties’ intent that following the Bank Merger, the former main office and branches of FirstAtlantic Bank, along with any branches of NBC in the same market area and under common day-to-day management with the former branches of FirstAtlantic Bank, may operate and conduct business under the trade name “FirstAtlantic Bank, a division of National Bank of Commerce” for at least two (2) years following the Effective Time (along with signage, stationery and marketing materials in such name).

8.17     Non-Competition Agreements. FFHI shall cause each non-employee director of FFHI to execute and deliver to NCC a Non-Competition Agreement in the form attached hereto as Exhibit B, concurrently with the execution and delivery of this Agreement and effective upon the Effective Time.

8.18     Claims Letters. FFHI shall cause each director and executive officer of FFHI to execute and deliver a Claims Letter in the form attached hereto as Exhibit C concurrently with the execution and delivery of this Agreement and effective upon the Effective Time.

8.19     Employment Agreements.

(a)      As of the date of this Agreement, FFHI has entered into agreements that terminate, effective immediately prior to (and subject to the occurrence of) the Effective Time, the employment, consulting, severance, change in control, or similar agreements or arrangements with the individuals set forth on Schedule 8.19(a) (collectively, the “Employment Agreement Termination Letters”). In connection with the foregoing terminations, the individual who was a party to any such agreement shall receive a cash payment at or around the Effective Time in a single lump sum in the amount set forth on Schedule 8.19(a) opposite the individual’s name (subject to applicable tax withholdings and the terms and conditions of the applicable Employment Agreement Termination Letter). NCC and FFHI will work together in good faith to implement mutually satisfactory arrangements such that the termination and liquidation of such agreements will be made consistent with the provisions of Section 409A of the Code for termination and liquidation of a plan in connection with a change in control event under Section 409A of the Code, so as to avoid any additional tax, interest or penalties in connection with the termination and liquidation of said agreements.

(b)      As of the date of this Agreement, NBC (as successor to FirstAtlantic Bank) has entered into employment and non-competition agreements that become effective as of (and subject to the occurrence of) the Effective Time with the individuals set forth on Schedule 8.19(b) (the “Employment Agreements”).

8.20     Section 280G Matters. Prior to the Closing, NCC and FFHI will work together in good faith to implement mutually satisfactory arrangements such that the Merger will not trigger or result in any payment, including, without limitation, any “excess parachute payment” as defined in Section 280G of the Code, that could be disallowed as a deduction or result in the payment of excise taxes under Section 280G of the Code.

8.21     Employee Matters.

(a)      Following the Effective Time, NCC shall maintain or cause to be maintained employee benefit plans and compensation opportunities for the benefit of employees (as a group) who are full-time active employees of FFHI and its Subsidiaries on the Closing Date (“Covered Employees”) that provide employee benefits and compensation opportunities that, in the aggregate, are substantially comparable to the employee benefits and compensation opportunities that are made available on a uniform and non-discriminatory basis to similarly situated employees of NCC or its Subsidiaries, as applicable; provided, however, that in no event shall any Covered Employee be eligible to participate in any closed or frozen plan of NCC or its Subsidiaries. Subject to applicable Law and the requirements of the insurers under NCC’s benefit plans, NCC shall give the Covered Employees full credit for their prior service with the FFHI Companies (including prior service with any companies acquired by the FFHI Companies or from whom branch offices were acquired by the FFHI Companies, except to the extent resulting in duplication of benefits) (i) for purposes of eligibility (including initial participation and eligibility for current benefits) and vesting under any qualified or non-qualified employee benefit plan maintained by NCC and in which Covered Employees may be eligible to participate and (ii) for all purposes under any welfare benefit plans, severance plans, vacation plans and similar arrangements maintained by NCC (which shall not include, for the sake of clarity, duplication of any severance obligations under Section 8.21(e) below). Each Covered Employee’s accrued paid time off and unused sick time will be credited towards one or a combination of NCC’s welfare benefit plans.

(b)     With respect to any employee benefit plan of NCC that is a health, dental, vision or other welfare plan in which any Covered Employee is eligible to participate, for the plan year in which such Covered Employee is first eligible to participate, NCC shall use commercially reasonable efforts to (i) cause any pre-existing condition limitations or eligibility waiting periods under such NCC plan to be waived with respect to such Covered Employee to the extent that such condition was or would have been covered under the FFHI Benefit Plan in which such Covered Employee participated immediately prior to the Effective Time, and (ii) recognize any health, dental, vision or other welfare expenses incurred by such Covered Employee in the year that includes the Closing Date (or, if later, the year in which such Covered Employee is first eligible to participate) for purposes of any applicable deductible and annual out-of-pocket expense requirements under any such health, dental, vision or other welfare plan.

(c)     Prior to the Effective Time, FFHI shall, and shall cause its Subsidiaries to, take all actions requested by NCC in writing upon no less than five (5) days’ advance notice that may be necessary or appropriate to (i) cause one or more FFHI Benefits Plans to terminate as of the Effective Time, or as of the date immediately preceding the Effective Time, (ii) cause benefit accruals and entitlements under any FFHI Benefit Plan to cease as of the Effective Time, or as of the date immediately preceding the Effective Time, (iii) cause the continuation on and after the Effective Time of any contract, arrangement or insurance policy relating to any FFHI Benefit Plan for such period as may be requested by NCC, or (iv) facilitate the merger of any FFHI Benefit Plan into any employee benefit plan maintained by NCC or an NCC Subsidiary. Prior to the Effective Time, FFHI shall also take all actions that may be necessary or appropriate to cause the FFHI Stock Incentive Plan to terminate as of the date immediately preceding the Effective Time in exchange for the treatment of outstanding awards as contemplated under Sections 3.1(e) and 3.1(g) of this Agreement, such that neither NCC nor NBC shall assume any FFHI Option or the FFHI Stock Incentive Plan. All resolutions, notices, or other documents issued, adopted or executed in connection with the implementation of this Section 8.21(c) shall be subject to NCC’s reasonable prior review and approval, which shall not be unreasonably withheld, conditioned or delayed.

(d)     Nothing in this Section 8.21 shall be construed to limit the right of NCC or any of its Subsidiaries to amend or terminate any FFHI Benefit Plan that is assumed by any NCC Company at or subsequent to the Effective Time or other employee benefit plan, to the extent that such amendment or termination is permitted by the terms of the applicable plan and applicable Law, nor shall anything in this Section 8.21 be construed to require NCC or any of its Subsidiaries to retain the employment of any particular Covered Employee for any fixed period of time following the Closing Date, and the continued retention (or termination) by NCC or any of its Subsidiaries of any Covered Employee subsequent to the Effective Time shall be subject in all events to NCC’s or its applicable Subsidiary’s normal and customary employment procedures and practices, including customary background screening and evaluation procedures and satisfactory employment performance.

(e)     If, within nine (9) months after the Effective Time, any Covered Employee is terminated by any NCC Company solely as a result of the Merger (i.e., elimination of duplicative jobs, etc.), and not as a result of inadequate performance or other good cause, NCC will pay severance to such Covered Employee in an amount equal to two weeks’ pay for each twelve (12) months or portion thereof of such Covered Employee’s prior employment with a FFHI Company; provided, however, that in no event will the total amount of severance for any single Covered Employee exceed the lesser of $25,000 or an amount equal to 26 weeks’ pay in the aggregate. Any severance to which a Covered Employee may be entitled in connection with a termination occurring more than nine (9) months after the Effective Time will be as set forth in the severance policies of NCC and its Subsidiaries as then in effect. For the sake of clarity, this Section 8.21(e) does not apply to or benefit any Covered Employee who is a party to an Employment Agreement or any change in control or severance agreement; rather, the terms and conditions of such Employment Agreement, change in control agreement or severance agreement, as applicable, shall govern and control upon any termination of employment.

Article 9

conditions precedent to obligations to consummate

9.1     Conditions to Obligations of Each Party. The respective obligations of each Party to perform this Agreement and consummate the Merger and the other transactions provided for herein are subject to the satisfaction of the following conditions, unless waived by the Parties pursuant to Section 11.4 of this Agreement:

(a)     Stockholder Approval. The stockholders of FFHI shall have approved this Agreement and the consummation of the transactions provided for herein by the requisite vote, as and to the extent required by Law and by the provisions of any governing instruments.

(b)     Regulatory Approvals. All Consents of, filings and registrations with, and notifications to, all Regulatory Authorities required for consummation of the Merger and the Bank Merger shall have been obtained or made and shall be in full force and effect and all notice and waiting periods required by Law to have passed after receipt of such Consents shall have expired. No Consent obtained from any Regulatory Authority that is necessary to consummate the transactions provided for herein shall be conditioned or restricted in a manner (including, without limitation, requirements relating to the raising of additional capital or the disposition of Assets) that in the reasonable judgment of the Board of Directors of either Party would so materially adversely impact the economic or business benefits of the transactions provided for in this Agreement as to render inadvisable the consummation of the Merger and the Bank Merger.

(c)     Consents and Approvals. Each of the Parties shall have obtained any and all Consents required for consummation of the Merger and the Bank Merger (other than those referred to in Section 9.1(b) of this Agreement) or for the preventing of any Default under any Contract or Permit of such Party that, if not obtained or made, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on such Party. No Consent so obtained that is necessary to consummate the transactions provided for herein shall be conditioned or restricted in a manner that in the reasonable judgment of the Board of Directors of either Party would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement as to render inadvisable the consummation of the Merger or the Bank Merger.

(d)     Legal Proceedings. No court or Regulatory Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) or taken any other action that prohibits, restricts or makes illegal consummation of the Merger, the Bank Merger or any other transaction provided for in this Agreement. No action or proceeding shall have been instituted by any Person, and the Parties shall not have Knowledge of any threatened action or proceeding by any Person, that seeks to restrain the consummation of the Merger, the Bank Merger or any other transaction provided for in this Agreement that, in the opinion of the NCC Board or the FFHI Board, renders it impossible or inadvisable to consummate the transactions provided for in this Agreement.

(e)     Tax Opinions. NCC shall have received a written opinion of counsel from Maynard, Cooper & Gale, P.C. in form reasonably satisfactory to NCC, and FFHI shall have received a written opinion of counsel from Troutman Sanders LLP, in form reasonably satisfactory to FFHI (each, a “Tax Opinion”), to the effect that (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code, (ii) the exchange in the Merger of FFHI Common Stock for NCC Common Stock will not give rise to gain or loss to the stockholders of FFHI with respect to such exchange (except to the extent of any cash received), and (iii) neither FFHI nor NCC will recognize gain or loss as a consequence of the Merger (except for income and deferred gain recognized pursuant to Treasury regulations issued under Section 1502 of the Code). In rendering such Tax Opinion, counsel for NCC and counsel for FFHI shall be entitled to rely upon representations of officers of FFHI and NCC reasonably satisfactory in form and substance to such counsel.

(f)     Registration Statement Effective. The Registration Statement shall have been declared effective under the 1933 Act by the SEC and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no action, suit, proceeding or investigation for that purpose shall have been initiated or threatened by the SEC. NCC shall have received all state securities Laws permits or other authorizations, or confirmations as to the availability of exemptions from registration requirements, as may be necessary to issue the NCC Common Stock pursuant to the terms of this Agreement.

(g)     Exchange Listing. In accordance with the Nasdaq listing rules, NCC shall have caused the shares of NCC Common Stock issuable upon consummation of the Merger to be approved for listing on Nasdaq.

9.2     Conditions to Obligations of NCC. The obligations of NCC to perform this Agreement and consummate the Merger and the other transactions provided for herein are subject to the satisfaction of the following conditions, unless waived by NCC pursuant to Section 11.4(a) of this Agreement:

(a)     Representations and Warranties. The representations and warranties of FFHI set forth or referred to in this Agreement or in any certificate or document delivered pursuant to the provisions hereof that are qualified as to materiality or Material Adverse Effect shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties that are confined to a specified date shall speak only as of such date), and the representations and warranties of FFHI set forth or referred to in this Agreement or in any certificate or document delivered pursuant to the provisions hereof that are not so qualified shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties that are confined to a specified date shall speak only as of such date). Notwithstanding the foregoing, the representations and warranties of FFHI set forth in Section 5.3 (Capitalization) and the second sentence of Section 5.4(b) (FFHI Subsidiaries) shall be true and correct in all respects, except for such failures to be true and correct as are de minimis, as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time, and the representations and warranties of FFHI set forth in Section 5.7 (Absence of Certain Changes or Events) and Section 5.18 (Statements True and Correct) shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time.

(b)     Performance of Obligations. Each and all of the agreements, obligations and covenants of FFHI to be performed and complied with pursuant to this Agreement and the other agreements provided for herein prior to the Effective Time shall have been duly performed and complied with in all material respects.

(c)     Certificates. FFHI shall have delivered to NCC (i) a certificate, dated as of the Effective Time and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions to NCC’s obligations set forth in Sections 9.2(a), 9.2(b), 9.2(d) and 9.2(n) of this Agreement have been satisfied, (ii) certified copies of resolutions duly adopted by the FFHI Board and the FFHI stockholders evidencing the taking of all corporate action necessary to authorize the Merger, the execution, delivery and performance of this Agreement, and (iii) certified copies of resolutions duly adopted by the Board of Directors of FirstAtlantic Bank and by FFHI as the sole stockholder of FirstAtlantic Bank evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of the Bank Merger Agreement and the consummation of the transactions provided for therein, all in such reasonable detail as NCC and its counsel shall request.

(d)     Net Worth Requirement. As of the close of business on the last Business Day prior to the Closing Date (the “FFHI Measuring Date”), the Adjusted FFHI Stockholders’ Equity shall not be less than $59,000,000, as determined in accordance with GAAP. For purposes of this Section 9.2(d), “Adjusted FFHI Stockholders’ Equity” means the consolidated equity of FFHI as set forth on the balance sheet of FFHI on the FFHI Measuring Date (excluding any Conforming Adjustments), minus any unrealized gains or plus any unrealized losses (as the case may be) in FFHI’s securities portfolio due to mark-to-market adjustments as of the FFHI Measuring Date and after adding the sum of (a) all fees and expenses of all attorneys, accountants, the FFHI Financial Advisor and other advisors and agents for FFHI and its Subsidiaries for services rendered solely in connection with the transactions contemplated by this Agreement and which do not exceed in the aggregate $2,000,000 (exclusive of reasonable costs paid to or advanced by such advisors), (b) the payments, if any, made at the request of NCC by FFHI under the Employment Agreement Termination Letters, (c) the premiums, if any, paid at the request of NCC by FFHI for the D&O Insurance in accordance with Section 8.14(c) above, and (d) any other amounts requested by NCC in writing to be expensed by FFHI prior to the FFHI Measuring Date, including without limitation the Conforming Adjustments.

(e)     Conforming Adjustments. The Conforming Adjustments shall have been made to the satisfaction of NCC in its sole discretion.

(f)     Matters Relating to 280G Taxes. NCC shall be reasonably satisfied, either through mutually agreeable pre-Closing amendments or otherwise, that FFHI shall have taken any and all reasonably necessary steps such that neither the Merger nor the Bank Merger will trigger any “excess parachute payment” (as defined in Section 280G of the Code) under any employment agreements, change in control agreements, FFHI Benefit Plans, supplemental compensation, retirement or similar arrangements between a FFHI Company and any officers, directors or employees thereof.

(g)     Employment Matters. NCC shall have received documentation reasonably satisfactory to NCC that all of the Employment Agreement Termination Letters and all of the Employment Agreements have been duly executed and delivered concurrently with the execution of this Agreement, and that Mitchell W. Hunt, Jr. shall become an employee of NBC as of the Effective Time under the terms of his Employment Agreement.

(h)     Regulatory Matters. No agency or department of federal, state or local government or any Regulatory Authority or the staff thereof shall have (i) asserted that any FFHI Company is not in material compliance with any of the Laws or Orders that such Governmental Authority or Regulatory Authority enforces, (ii) revoked any material Permits, or (iii) issued, or required any FFHI Company to consent to the issuance or adoption of, a cease and desist order, formal agreement, directive, commitment or memorandum of understanding, or any board resolution or similar undertaking, that, in the reasonable estimation of NCC, materially restricts or impairs the conduct of such FFHI Company’s business or future prospects.

(i)       Absence of Adverse Facts. There shall have been no reasonable determination by NCC in good faith that any fact, Litigation, claim, event or condition exists or has occurred that, in the reasonable judgment of NCC, would have a Material Adverse Effect on, or may be foreseen to have a Material Adverse Effect on, FFHI or the consummation of the transactions provided for in this Agreement.

(j)     Consents Under Agreements. FFHI shall have obtained all consents or approvals of each Person (other than the Consents of the Regulatory Authorities) whose consent or approval shall be required in order to permit the succession by the Surviving Corporation to, or the continuation by a FFHI Subsidiary of, as the case may be, any obligation, right or interest of FFHI or such FFHI Subsidiary under any loan or credit agreement, note, mortgage, indenture, lease, license, Contract or other agreement or instrument, except those for which failure to obtain such consents and approvals would not in the reasonable opinion of NCC, individually or in the aggregate, have a Material Adverse Effect on the Surviving Corporation or the FFHI Subsidiary at issue or upon consummation of the transactions provided for in this Agreement.

(k)     Deposits. NCC shall have received Schedule 5.32 updated as of the FFHI Measuring Date and the brokered deposits and other items described or required to be described thereon shall not exceed, in the aggregate, $40,000,000.

(l)       Loan Portfolio. NCC shall have received Schedule 5.9(a)(iv) updated as of the FFHI Measuring Date and there shall not have been any material increase since the date of this Agreement in the Loans described or required to be described thereon; provided, however, that regardless of any such increase, the condition in this Section 9.2(n) shall be deemed to be satisfied if the quotient of the aggregate amount of the Classified Loans of the FFHI Companies as of the FFHI Measuring Date divided by the sum of (i) FFHI’s equity plus (ii) the FFHI Allowance, both as set forth on FFHI’s balance sheet on the FFHI Measuring Date, is less than 0.20.

(m)     Action on Plans. NCC shall have received such evidence and documentation as it shall have reasonably requested to effectuate the provisions of Sections 8.21(c) and (d) regarding the FFHI Benefit Plans and FFHI Stock Incentive Plan.

(n)     Bank Merger Agreement. Prior to the FFHI Stockholders’ Meeting, the Bank Merger Agreement shall have been executed and delivered by FirstAtlantic Bank and approved by FFHI as FirstAtlantic Bank’s sole stockholder.

(o)   Related Agreements. None of the Voting Agreements, Option Termination Agreements, Non-Competition Agreements or Claims Letters delivered pursuant to this Agreement shall have been amended, revoked or terminated by any party thereto (other than by a non-breaching party due to a material breach by NCC), and NCC shall be reasonably satisfied that the FFHI Options, FFHI Warrants and FFHI Restricted Stock shall be treated in accordance with the terms and conditions of this Agreement and, with respect to the FFHI Options, the Option Termination Agreements as they exist on the date of this Agreement.

(p)     Securities Market Matters. FFHI shall have provided notice of the Merger to any Regulatory Authority that maintains or exercises oversight authority over any securities market on which the FFHI Common Stock is traded, including, without limitation, the OTC Markets Group and FINRA, and shall have made all filings and completed any other actions required by such Regulatory Authority to cause the FFHI Common Stock to no longer be eligible for trading or quotation on such market effective as of, and subject to the occurrence of, the Effective Time.

9.3    Conditions to Obligations of FFHI. The obligations of FFHI to perform this Agreement and consummate the Merger and the other transactions provided for herein are subject to the satisfaction of the following conditions, unless waived by FFHI pursuant to Section 11.4(b) of this Agreement:

(a)     Representations and Warranties. The representations and warranties of NCC set forth or referred to in this Agreement or in any certificate or document delivered pursuant to the provisions hereof that are qualified as to materiality or Material Adverse Effect shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties that are confined to a specified date shall speak only as of such date), and the representations and warranties of NCC set forth or referred to in this Agreement or in any certificate or document delivered pursuant to the provisions hereof that are not so qualified shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties that are confined to a specified date shall speak only as of such date). Notwithstanding the foregoing, the representations and warranties of NCC set forth in Section 6.6 (Absence of Certain Changes or Events) and Section 6.10 (Statements True and Correct) shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time.

(b)     Performance of Obligations. Each and all of the agreements, obligations and covenants of NCC to be performed and complied with pursuant to this Agreement and the other agreements provided for herein prior to the Effective Time shall have been duly performed and complied with in all material respects.

(c)     Certificates. NCC shall have delivered to FFHI (i) a certificate, dated as of the Effective Time and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions to FFHI’s obligations set forth in Sections 9.3(a) and 9.3(b) of this Agreement have been satisfied, (ii) certified copies of resolutions duly adopted by the NCC Board evidencing the taking of all corporate action necessary to authorize the Merger and the execution, delivery and performance of this Agreement by NCC, and the consummation of the transactions provided for herein, and (iii) certified copies of resolutions duly adopted by the Board of Directors of NBC and by NCC as the sole stockholder of NBC evidencing the taking of all corporate action necessary to authorize the Bank Merger and the execution, delivery and performance of the Bank Merger Agreement by NBC, and the consummation of the transactions provided for therein, all in such reasonable detail as FFHI and its counsel shall request.

(d)    Regulatory Matters. No agency or department of federal, state or local government, or any Regulatory Authority or the staff thereof shall have (i) asserted that any NCC Company is not in material compliance with any of the Laws or Orders that such Governmental Authority or Regulatory Authority enforces, or (ii) issued, or required any NCC Company to consent to the issuance or adoption of, a cease and desist order, formal agreement, directive, commitment or memorandum of understanding, or any board resolution or similar undertaking that, in the reasonable estimation of FFHI, materially restricts or impairs the conduct of such NCC Company’s business or future prospects.

(e)     Absence of Adverse Facts. There shall have been no reasonable determination by FFHI in good faith that any fact, Litigation, claim, event or condition exists or has occurred that, in the reasonable judgment of FFHI, would have a Material Adverse Effect on, or may reasonably be foreseen to have a Material Adverse Effect on, NCC or the consummation of the transactions provided for in this Agreement.

Article 10
TERmination

10.1   Termination. Notwithstanding any other provision of this Agreement, and notwithstanding the approval of this Agreement by the stockholders of FFHI, this Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:

(a)     by mutual written consent of the NCC Board and the FFHI Board; or

(b)     by the NCC Board or the FFHI Board in the event of an inaccuracy of any representation or warranty contained in this Agreement that cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching Party of such inaccuracy and which inaccuracy is reasonably likely, in the opinion of the non-breaching Party, to have, individually or in the aggregate, a Material Adverse Effect on the breaching Party; or

(c)     by the NCC Board or the FFHI Board in the event of a material breach by the other Party of any covenant, agreement or other obligation contained in this Agreement that cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching Party of such breach; or

(d)     by the NCC Board or the FFHI Board (provided that the terminating Party is not then in material breach of any representation, warranty, covenant, agreement or other obligation contained in this Agreement) if (i) any Consent of any Regulatory Authority required for consummation of the Merger, the Bank Merger or the other transactions provided for herein shall have been denied by final non-appealable action of such authority or if any action taken by such Regulatory Authority is not appealed within the time limit for appeal, or (ii) the stockholders of FFHI fail to vote their approval of this Agreement and the transactions provided for herein as required by applicable Law at the FFHI Stockholders’ Meeting where the transactions are presented to such FFHI stockholders for approval and voted upon; or

(e)     by the NCC Board if, notwithstanding any disclosures in the Schedules attached hereto or otherwise, (i) there shall have occurred any Material Adverse Effect with respect to FFHI, or (ii) any facts or circumstances shall develop or arise after the date of this Agreement that are reasonably likely to cause or result in any Material Adverse Effect with respect to FFHI, and such Material Adverse Effect (or such facts or circumstances) shall not have been remedied within twenty one (21) days after receipt by FFHI of notice in writing from NCC specifying the nature of such Material Adverse Effect and requesting that it be remedied; or

(f)     by the FFHI Board if, notwithstanding any disclosures in the Schedules attached hereto or otherwise, (i) there shall have occurred any Material Adverse Effect with respect to NCC, or (ii) any facts or circumstances shall develop or arise after the date of this Agreement that are reasonably likely to cause or result in any Material Adverse Effect with respect to NCC, and such Material Adverse Effect (or such facts or circumstances) shall not have been remedied within twenty one (21) days after receipt by NCC of notice in writing from FFHI specifying the nature of such Material Adverse Effect and requesting that it be remedied; or

(g)     by the NCC Board or the FFHI Board if the Merger shall not have been consummated on or before 270 days following the date of this Agreement, if the failure to consummate the transactions provided for herein on or before such date is not caused by any breach of this Agreement by the Party electing to terminate pursuant to this Section 10.1(g); provided, however, that if on such 270th day approval by a Regulatory Authority is pending and has not been finally resolved or any stockholder litigation referenced in Section 7.6 has not been resolved (by dismissal, settlement or otherwise), then such number of days shall be automatically increased from 270 to 360; or

(h)     by the NCC Board or the FFHI Board if any of the conditions precedent to the obligations of such Party to consummate the Merger cannot be satisfied or fulfilled by the date specified in Section 10.1(g) of this Agreement and such failure was not the fault of the terminating Party; or

(i)     by the NCC Board if (i) the holders of in excess of ten percent (10%) of the outstanding shares of FFHI Common Stock properly assert their dissenters’ rights of appraisal pursuant to applicable Law; or

(j)     by the NCC Board if (i) the FFHI Board shall have withdrawn, or adversely modified, or failed upon NCC’s request to reconfirm its recommendation of the Merger or this Agreement, (ii) the FFHI Board shall have approved or recommended to the stockholders of FFHI that they approve an Acquisition Proposal other than that contemplated by this Agreement, (iii) FFHI fails to call the FFHI Stockholders’ Meeting or otherwise breaches its obligations in Section 8.4 hereof, or (iv) any Person (other than FFHI or an Affiliate of FFHI) or group becomes the beneficial owner of 50% or more of the outstanding shares of FFHI Common Stock; or

(k)     by the FFHI Board if it concludes in good faith that an Acquisition Proposal constitutes a Superior Proposal and (after consultation with outside legal counsel) that failure to terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal would likely result in a violation of its fiduciary duties under applicable Law; provided, however, that the FFHI Board may not terminate this Agreement pursuant to this Section 10.1(k) unless and until (i) FFHI shall have complied with the terms of this Agreement; (ii) the FFHI Board determines in good faith (after consultation with outside legal counsel) that such Superior Proposal has been made and has not been withdrawn and continues to be a Superior Proposal after taking into account all adjustments to the terms of this Agreement that may be offered by NCC under this Section 10.1(k); (iii) the FFHI Board has given NCC at least three (3) Business Days’ prior written notice of its intention to terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal (which notice shall specify the material terms and conditions of any such Superior Proposal, including the identity of the Person making such Superior Proposal) and has contemporaneously provided to NCC a detailed summary of the proposed terms from the Person making such Superior Proposal; and (iv) FFHI has negotiated, and has caused its representatives to negotiate, in good faith with NCC during such notice period (to the extent NCC wishes to negotiate) to enable NCC to revise the terms of this Agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal. In the event of any material change to the terms of such Superior Proposal, FFHI shall, in each case, be required to deliver to NCC a new written notice, the notice period shall recommence, and FFHI shall be required to comply with its obligations under this Section 10.1(k) with respect to such new written notice. Any termination under this Section 10.1(k) shall be subject to NCC’s receipt of the Termination Fee as set forth in Section 10.2(b) below, and if such amount is not received by NCC in accordance therewith, any purported termination pursuant to this Section 10.1(k) shall be null and void.

(l)     by the FFHI Board if both of the following conditions are satisfied:

(i)     the Average Quoted Price is less than $31.84 (calculated as 80% of the Starting Price); and

(ii)     the quotient obtained by dividing the Average Quoted Price by the Starting Price is less than 80% of the quotient obtained by dividing the Average Index Price on the Determination Date by $3,680.30 (calculated as the Average Index Price on the Nasdaq trading day prior to the effective date of this Agreement).

If the FFHI Board elects to exercise its termination right pursuant to the immediately preceding sentence, it shall give prompt written notice thereof to NCC at any time during the two (2) Business Day period commencing on the Business Day following the Determination Date; provided that such notice of election to terminate may be withdrawn at any time within the aforementioned two (2) Business Day period. During the two (2) Business Day period commencing on the Business Day following the day on which NCC receives such notice, NCC shall have the option, but not the obligation, to increase the consideration to be paid for each Stock Election Share by making a cash payment (as part of the Merger consideration in addition to, and not in lieu of, the NCC Common Stock into which such Stock Election Share is converted pursuant to Section 3.1(c) of this Agreement) for each Stock Election Share (the “Cash Payment Per Stock Election Share”) in an amount (rounded to the nearest cent) equal to the product of (x) the Exchange Ratio and (y) the difference between (i) $31.84, calculated as the amount representing 80% of the Starting Price, and (ii) the Average Quoted Price; provided, however, that NCC shall not be permitted to elect to make the Cash Payment Per Stock Election Share if making such cash payments would preclude issuance of the opinions of counsel referred to in Section 9.1(e).

If NCC makes this election within such two (2) Business Day period, it shall give prompt written notice to FFHI of such election, whereupon no termination shall have occurred pursuant to this Section 10.1(l), and this Agreement shall remain in effect in accordance with its terms. If the Closing Date would naturally occur during NCC’s two (2) Business Day option period pursuant to the terms of this Agreement, the Closing Date shall be extended until a date selected by NCC no more than ten (10) Business Days following the close of such two-day period (unless NCC does not exercise its option and the Agreement is thereby terminated).

FFHI and the FFHI Subsidiaries shall not, and shall use their best efforts to ensure that their respective executive officers, directors, and stockholders who may be deemed an “affiliate” (as defined in SEC Rules 145 and 405) of FFHI do not, purchase or sell on Nasdaq, or submit a bid to purchase or an offer to sell on Nasdaq, directly or indirectly, any shares of NCC Common Stock or any options, rights or other securities convertible into shares of NCC Common Stock during the determination period for the Average Quoted Price.

For purposes of this Section 10.1(l), the following terms shall have the meanings indicated:

“Average Index Price” on a given date means the price (rounded to two decimal places) derived by adding the closing price of the Nasdaq Bank Index as reported by Bloomberg LP (symbol: CBNK) on each of the ten (10) consecutive Nasdaq trading days ending on such given date, and dividing such sum by ten (10).

“Average Quoted Price” has the meaning defined in Section 11.1.

“Determination Date” means the Nasdaq trading day ending on the fifth (5th) Business Day prior to the date of the Closing.

“Starting Price” means $39.80.

The calculations pursuant to this Section 10.1(l) shall be appropriately adjusted to reflect any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into NCC Common Stock, as applicable), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the number of shares of NCC Common Stock outstanding after the date hereof and prior to the Closing Date.

10.2   Effect of Termination.

(a)     In the event of a termination of this Agreement by either the NCC Board or the FFHI Board as provided in Section 10.1, this Agreement shall become void and there shall be no Liability or obligation on the part of NCC or FFHI or their respective Subsidiaries or any of the officers or directors of any of them, except that this Section 10.2 and Article 11 and Sections 8.2 (Access to Information) and 8.7 (Expenses) of this Agreement shall survive any such termination; provided, however, that nothing herein shall relieve any breaching Party from Liability for an uncured willful breach of a representation, warranty, covenant, obligation or agreement giving rise to such termination.

(b)     In the event that this Agreement is terminated (i) by the NCC Board pursuant to Section 10.1(j), (ii) by the FFHI Board pursuant to Section 10.1(k), or (iii) otherwise by the FFHI Board at a time when the NCC Board or NCC has grounds to terminate the Agreement pursuant to Section 10.1(j), then FFHI shall, in the case of clause (i), two (2) Business Days after the date of such termination or, in the case of clause (ii) or (iii), on the date of such termination, pay to NCC, by wire transfer of immediately available funds, the amount of $4,000,000.00 (the “Termination Fee”).

(c)     In the event that (i) after the date hereof and prior to the FFHI Stockholders’ Meeting, an Acquisition Proposal shall have been publicly disclosed or any Person shall have publicly disclosed that, subject to the Merger being disapproved by FFHI stockholders or otherwise rejected, it will make an Acquisition Proposal with respect to FFHI, and thereafter this Agreement is terminated by the NCC Board or the FFHI Board pursuant to Section 10.1(d)(ii), and (ii) concurrently with such termination or within nine (9) months of such termination FFHI enters into a definitive agreement with respect to such Acquisition Proposal or consummates such Acquisition Proposal, then FFHI shall, upon the earlier of entering into a definitive agreement with respect to such Acquisition Proposal or consummating an Acquisition Proposal, pay to NCC, by wire transfer of immediately available funds, the Termination Fee.

(d)     FFHI acknowledges that the agreements contained in Sections 10.2(b) and 10.2(c) are an integral part of the transactions provided for in this Agreement, and that, without these agreements, NCC would not enter into this Agreement; accordingly, if FFHI fails to promptly pay the amount due pursuant to Section 10.2(b) or Section 10.2(c), as the case may be, and, in order to obtain such payment, NCC commences a suit which results in a judgment for any of the Termination Fee, FFHI shall pay NCC its costs and expenses (including reasonable attorneys’ fees) in connection with such suit.

(e)     Notwithstanding anything to the contrary in this Agreement, other than in the case of a willful breach of this Agreement, the payment of the Termination Fee pursuant to this Section 10.2 shall fully discharge FFHI from, and be the sole and exclusive remedy of NCC with respect to, any and all losses that may be suffered by them based upon, resulting from, or rising out of the circumstances give rise to such termination of this Agreement. In no event shall FFHI be required to pay the Termination Fee on more than one occasion.

10.3   Non-Survival of Representations and Covenants. The respective representations, warranties, obligations, covenants and agreements of the Parties shall not survive the Effective Time, except for those covenants and agreements contained in this Agreement which by their terms apply in whole or in part after the Effective Time.

Article 11
MISCELLANEOUS

11.1     Definitions.(a)      Except as otherwise provided herein, the capitalized terms set forth below (in their singular and plural forms as applicable) shall have the following meanings:

“1933 Act” means the Securities Act of 1933, as amended.

“1934 Act” means the Securities Exchange Act of 1934, as amended.

“Acquisition Proposal,” with respect to FFHI, means a tender or exchange offer, proposal for a merger, acquisition of all the stock or Assets of, consolidation or other business combination involving FFHI or any of its Subsidiaries or any proposal or offer to acquire in any manner more than 20% of the voting power in, or more than 20% of the business, Assets or deposits of, FFHI or any of its Subsidiaries, including a plan of liquidation of FFHI or any of its Subsidiaries, other than the transactions contemplated by this Agreement.

“Affiliate” of a Person means: (i) any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person; (ii) any officer, director, partner, employer, or direct or indirect beneficial owner of any 10% or greater equity or voting interest of such Person; or (iii) any other Person for which a Person described in clause (ii) acts in any such capacity.

“Agency” means the Federal Housing Administration, the Federal Home Loan Mortgage Corporation, the Farmers Home Administration (now known as Rural Housing and Community Development Services), the Federal National Mortgage Association, the United States Department of Veterans’ Affairs, the Rural Housing Service of the U.S. Department of Agriculture or any other Regulatory Authority with authority to (i) determine any investment, origination, lending or servicing requirements with regard to mortgage Loans originated, purchased or serviced by any FFHI Company or (ii) originate, purchase, or service mortgage Loans, or otherwise promote mortgage lending, including state and local housing finance authorities.

“Agreement” means this Agreement and Plan of Merger, including the Exhibits and Schedules delivered pursuant hereto and incorporated herein by reference. References to “the date of this Agreement,” “the date hereof” and words of similar import shall refer to the date this Agreement was first executed, as indicated in the introductory paragraph on the first page hereof.

“Assets” of a Person means all of the assets, properties, businesses and rights of such Person of every kind, nature, character and description, whether real, personal or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person’s business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.

“Average Quoted Price” means the price (rounded to two decimal places) derived by adding the closing price of one share of NCC Common Stock as reported on Nasdaq on each of the ten (10) consecutive trading days ending on the fifth Business Day prior to the date of the Closing, and dividing such sum by ten (10).

“Business Day” means any day other than a Saturday, a Sunday or a day on which national banking institutions in Alabama or Florida are authorized or obligated by Law or executive order to close (provided that, with respect to filings to be made with the SEC, a day on which such a filing is to be made is a Business Day only if the SEC is open to accept filings).

“Classified Loans” means Loans that have been classified by any bank examiner, whether regulatory or internal, or, in the exercise of reasonable diligence by FFHI or by any Regulatory Authority, should have been classified, as “other loans Specifically Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Watch List,” “Criticized,” “Credit Risk Assets,” “concerned loans” or words of similar import.

“Closing” means the closing of the Merger and the other transactions provided for herein, as described in Section 1.2 of this Agreement.

“Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Consent” means any consent, approval, authorization, clearance, exemption, waiver or similar affirmation by any Person pursuant to any Contract, Law, Order or Permit.

“Contract” means any written or oral agreement, arrangement, authorization, commitment, contract, indenture, debenture, instrument, trust agreement, guarantee, lease, obligation, plan, practice, restriction, understanding or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets or business.

“Default” means (i) any breach or violation of or default under any Contract, Order or Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of or default under any Contract, Order or Permit, or (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right to terminate or revoke, change the current terms of, or renegotiate, or to accelerate, increase, or impose any Liability under, any Contract, Order or Permit, where, in any such event, such Default is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on a Party.

“Designated Representative”

(a)     with respect to FFHI, means Mitchell W. Hunt, Jr.; and

(b)     with respect to NCC, means John H. Holcomb, III; William E. Matthews, V; and/or Richard Murray, IV.

“DGCL” means the Delaware General Corporation Law, as amended.

“Disqualification” means the occurrence of any of the following events: (i) the director or nominee shall be prohibited by Law, Order or otherwise from serving on the NCC Board or the board of directors of NBC; (ii) the director or nominee shall have been convicted of any felony; (iii) the director or nominee shall file (or any entity of which such director or nominee shall have been an executive officer or controlling person within the two (2) years prior to filing shall file) a voluntary petition under any federal or state bankruptcy or insolvency law, or the director or nominee shall become (or any entity of which the director or nominee shall have been an executive officer or controlling person within two (2) years prior to filing shall become) the subject of an involuntary petition filed under any such law that is not dismissed within 90 days; (iv) the director or nominee shall be involved in any of the events or circumstances enumerated in Item 401(f)(2)-(6) of Regulation S-K (or any successor or substitute provision of similar import) promulgated by the SEC, or similar provisions of state “blue sky” laws; (v) the director or nominee shall have been removed from the NCC Board by the stockholders of NCC without the encouragement or recommendation of NCC; (vi) the members of NCC’s nominating committee shall have concluded in good faith that nominating such individual would constitute a breach of their fiduciary duties; or (vii) the director or nominee shall have resigned or retired from the NCC Board.

“Employment Laws” means all Laws relating to employment, equal employment opportunity, nondiscrimination, immigration, wages, unemployment wages, hours, benefits, collective bargaining, the payment of social security and similar taxes, occupational safety and health and plant closing, including, but not limited to, 42 U.S.C. § 1981, Title VII of the Civil Rights Act of 1964, as amended, the Civil Rights Act of 1991, the Age Discrimination in Employment Act, the Equal Pay Act, the Fair Labor Standards Act, the Family and Medical Leave Act, the Americans with Disabilities Act, Workers’ Compensation, Uniformed Services Employment and Re-Employment Rights Act of 1994, Older Workers Benefit Protection Act, Pregnancy Discrimination Act and the Worker Adjustment and Retraining Notification Act.

“Environmental Laws” means all Laws that are administered, interpreted or enforced by the United States Environmental Protection Agency and state and local agencies with jurisdiction over pollution or protection of the environment.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any related company or trade or business that is required to be aggregated with any FFHI Company under Sections 414(b), (c), (m) or (o) of the Code.

“Exchange Agent” means Broadridge Corporate Issuer Solutions, Inc.

“FBCA” means the Florida Business Corporation Act, as amended.

“FDIC” means the Federal Deposit Insurance Corporation.

“Federal Reserve” means Board of Governors of the Federal Reserve System.

“FFHI Board” means the Board of Directors of FFHI.

“FFHI Call Reports” means (i) the Reports of Income and Condition of FirstAtlantic Bank filed with the FDIC during the years ended December 31, 2016, 2015 and 2014, and with respect to periods ended subsequent to December 31, 2016, and (ii) the Consolidated Financial Statements for Bank Holding Companies, Form FR Y-9SP, of FFHI filed with the Federal Reserve during the years ended December 31, 2016, 2015 and 2014, and with respect to periods ended subsequent to December 31, 2016.

“FFHI Common Stock” means the common stock of FFHI, par value $0.01 per share, including, without limitation, all FFHI Restricted Stock, whether vested or unvested.

“FFHI Companies” means, collectively, FFHI and all FFHI Subsidiaries.

“FFHI Designee” means one (1) director of FFHI to be identified by NCC before the Effective Time who is reasonably acceptable to FFHI.

“FFHI Financial Statements” means (i) the audited balance sheets (including related notes and schedules, if any) of FFHI as of December 31, 2016, 2015 and 2014, and the related statements of income, changes in stockholders’ equity and cash flows (including related notes and schedules, if any) for the years then ended, together with the report thereon of Hancock, Askew & Co., LLP, independent certified public accountants, and (ii) the unaudited balance sheets of FFHI (including related notes and schedules, if any) and related statements of income, changes in stockholders’ equity and cash flows (including related notes and schedules, if any) with respect to periods ended subsequent to December 31, 2016.

“FFHI Options” means options to purchase FFHI Common Stock granted or issued pursuant to the FFHI Stock Incentive Plan.

“FFHI Preferred Stock” means the preferred stock of FFHI, par value $0.01 per share.

“FFHI Restricted Stock” means any share of FFHI Common Stock that is subject to restrictions on transfer and/or forfeiture granted under the FFHI Stock Incentive Plan.

“FFHI Stock Incentive Plan” means the FirstAtlantic Financial Holdings, Inc. 2007 Stock Incentive Plan, as amended.

“FFHI Stockholders’ Meeting” means the meeting of the stockholders of FFHI to be held pursuant to Section 8.4 of this Agreement, including any adjournment or adjournments thereof.

“FFHI Subsidiaries” means the Subsidiaries of FFHI, which shall include the FFHI Subsidiaries described in Section 5.4 of this Agreement and any corporation, bank, savings association or other organization acquired as a Subsidiary of FFHI in the future and owned by FFHI at the Effective Time.

“FFHI Warrant Agreement” means that certain Warrant to Purchase Common Stock dated November 19, 2010, between FFHI (as issuer) and Financial Services Partners Fund I LLC (as warrant holder).

“FFHI Warrants” means warrants to purchase FFHI Common Stock pursuant to a Warrant Assignment Certificate dated on or around July 31, 2014, by which such warrants were assigned to the holder thereof by Financial Services Partners Fund I LLC under the FFHI Warrant Agreement.

“FINRA” means the Financial Industry Regulatory Authority, Inc.

“GAAP” means generally accepted accounting principles, consistently applied during the periods involved.

“Governmental Authority” means any government or political subdivision or regulatory authority, whether federal, state, local or foreign, or any agency, commission, bureau, department, authority, court, arbitration tribunal or instrumentality of any such government or political subdivision or regulatory authority.

“Hazardous Material” means any pollutant, contaminant, or hazardous substance within the meaning of the Comprehensive Environment Response, Compensation, and Liability Act, 42 U.S.C. § 9601 et seq., or any similar federal, state or local Law.

“HOLA” means the federal Home Owners’ Loan Act, as amended.

“Indebtedness” means the aggregate amount (including the current portion thereof), without duplication, of:

(a)      all of FFHI’s and each FFHI Subsidiary’s indebtedness, contingent or otherwise, for money borrowed from others, purchase money indebtedness (other than accounts payable by FFHI or a FFHI Subsidiary to any Person in the ordinary course of business to the extent such accounts payable are not more than ninety (90) days past due) and reimbursement obligations of FFHI or a FFHI Subsidiary with respect to letters of credit;

(b)      all of the indebtedness and obligations of the type described in clause (a) of this definition guaranteed in any manner by FFHI or a FFHI Subsidiary through an agreement, contingent or otherwise, to supply funds to, or in any other manner invest in, the debtor, or to purchase indebtedness, or to purchase and pay for property if not delivered or pay for services if not performed, primarily or exclusively, for the purpose of enabling the debtor to make payment of the indebtedness or obligation or to insure the owners of the indebtedness or obligation against loss, but excluding the endorsements of checks and other instruments in the ordinary course of business;

(c)      all of the indebtedness or obligations of the type described in clauses (a) and (b) of this definition secured by any Lien upon property owned by FFHI or a FFHI Subsidiary, even though neither FFHI nor a FFHI Subsidiary has in any manner become liable for the payment of such indebtedness;

(d)      all of FFHI’s or a FFHI Subsidiary’s obligations to pay rent or other amounts under any lease of (or other arrangement covering the right to use) real or personal property that are required to be classified and accounted for as capital leases on a consolidated balance sheet of FFHI as of such date computed in accordance with GAAP;

(e)      the deferred purchase price of assets, property or services incurred outside the ordinary course of business by FFHI or a FFHI Subsidiary;

(f)      all indebtedness of others guaranteed or in effect guaranteed directly or indirectly in any manner by FFHI or a FFHI Subsidiary;

(g)      all obligations pursuant to which FFHI or a FFHI Subsidiary is responsible for any earn-out or similar contingent purchase price payment arising from events occurring on or before the Effective Time; and

(h)      all accrued but unpaid interest expense and all penalties, fees, charges and prepayment premiums that are payable, in each case with respect to any of the indebtedness or obligations described in this definition, including as a result of the entry into this Agreement and the consummation of the Merger (including any repayment of Indebtedness at or prior to the Effective Time).

“Insurer” means a Person who insures or guarantees for the benefit of the mortgagee all or any portion of the risk of loss upon borrower default on any of the mortgage Loans originated, purchased or serviced by any FFHI Company, including the Federal Housing Administration, the United States Department of Veterans’ Affairs, the Rural Housing Service of the U.S. Department of Agriculture and any private mortgage insurer, and providers of hazard, title or other insurance with respect to such mortgage Loans or the related collateral.

“Knowledge” as used with respect to a Party or any of its Subsidiaries means the actual knowledge of the executive officers and directors of such Party or its Subsidiary, as applicable, and that knowledge that any director of the Party or its Subsidiary, as applicable, would have obtained upon a reasonable examination of the books, records and accounts of such Party or its Subsidiary, as applicable, and that knowledge that any executive officer of the Party or its Subsidiary, as applicable, would have obtained upon a reasonable examination of the books, records and accounts of such officer and such Party or its Subsidiary, as applicable.

“Law” means any code, law, ordinance, regulation, reporting or licensing requirement, rule, or statute applicable to a Person or its Assets, Liabilities or business, including, without limitation, those promulgated, interpreted or enforced by any of the Regulatory Authorities.

“Liability” means any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost or expense (including, without limitation, costs of investigation, collection and defense), claim, deficiency, guaranty or endorsement of or by any Person (other than endorsements of notes, bills, checks and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

“Lien” means any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, security interest, title retention or other security arrangement, or any adverse right or interest, charge or claim of any nature whatsoever of, on or with respect to any property or property interest, other than (i) for current property Taxes not yet due and payable, (ii) with respect to depository institution Subsidiaries of a Party, pledges to secure deposits and other liens incurred in the ordinary course of the banking business, and (iii) those that are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on a Party.

“Litigation” means any action, arbitration, cause of action, claim, complaint, criminal prosecution, demand letter, governmental or other examination or investigation, hearing, inquiry, administrative or other proceeding or notice (written or oral) by any Person alleging potential Liability or requesting information relating to or affecting a Party, its business, its Assets (including, without limitation, Contracts related to it), or the transactions provided for in this Agreement, but shall not include regular, periodic examinations of depository institutions and their Affiliates by Regulatory Authorities.

“Loan Investor” means any Person (including an Agency) having a beneficial interest in any mortgage Loan originated, purchased or serviced by any FFHI Company or a security backed by or representing an interest in any such mortgage Loan.

“Loan Property” means any property owned by a Party in question or by any of its Subsidiaries or in which such Party or Subsidiary holds a security interest, and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

“Material Adverse Effect” on a Party means an event, change or occurrence that, individually or together with any other event, change or occurrence, has a material adverse impact on (i) the financial position, results of operations, business or prospects of such Party and its Subsidiaries, taken as a whole, or (ii) the ability of such Party to perform its obligations under this Agreement or to consummate the Merger or the other transactions provided for in this Agreement; provided, however, that “material adverse impact” shall not be deemed to include the impact of (v) changes in, or effects arising from or relating to, general business or economic conditions affecting the industry in which a Party operates, (w) changes in banking and similar Laws of general applicability or interpretations thereof by courts of Governmental Authorities, (x) changes in GAAP or RAP generally applicable to banks and their holding companies, (y) actions or omissions of a Party taken as required by this Agreement or with the prior informed written consent of the other Party in contemplation of the transactions contemplated by this Agreement (including, in the case of FFHI, the Conforming Adjustments) and (z) the Merger (including the incurrence of any expenses related thereto and required by this Agreement) or the announcement of the Merger on the operating performance of the Parties, except to the extent that the changes described in clauses (v), (w) and (x) have a materially disproportionate adverse effect on such Party relative to other similarly situated participants in the markets in which such Party operates.

“Nasdaq” means the Nasdaq Global Select Market.

“NCC Board” means the Board of Directors of NCC.

“NCC Common Stock” means the common stock of NCC, par value $0.01 per share.

“NCC Companies” means, collectively, NCC and all NCC Subsidiaries.

“NCC Financial Statements” means (i) the audited consolidated balance sheets (including related notes and schedules, if any) of NCC as of December 31, 2016, 2015 and 2014, and the related statements of income, changes in stockholders’ equity and cash flows (including related notes and schedules, if any) for the years then ended, and (ii) the consolidated balance sheets of NCC (including related notes and schedules, if any) and related statements of income, changes in stockholders’ equity and cash flows (including related notes and schedules, if any) with respect to periods ended subsequent to December 31, 2016.

“NCC Preferred Stock” means the preferred stock of NCC, par value $0.01 per share.

“NCC Subsidiaries” means the Subsidiaries of NCC.

“OCC” means the Office of the Comptroller of the Currency.

“Order” means any administrative decision or award, decrees, injunction, judgment, regulation, directive, consent agreement, memorandum of understanding, order, quasi-judicial decision or award, ruling, or writ of any federal, state, local or foreign or other court, arbitrator, mediator, tribunal, administrative agency or Regulatory Authority.

“Participation Facility” means any facility in which a Party or any of its Subsidiaries participates in the management and, where required by the context, includes the owner or operator or such property, but only with respect to such property.

“Party” means FFHI or NCC, and “Parties” means FFHI and NCC.

“Permit” means any federal, state, local and foreign governmental approval, authorization, certificate, easement, filing, franchise, license, notice, permit or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, Assets or business.

“Person” means a natural person or any legal, commercial or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert or any person acting in a representative capacity.

“RAP” means regulatory accounting principles.

“Regulatory Authorities” means, collectively, the Federal Trade Commission, the United States Department of Justice, the Federal Reserve, the OCC, the FDIC, all state regulatory agencies having jurisdiction over the Parties and their respective Subsidiaries, Nasdaq, the OTC Markets Group, FINRA and the SEC.

“SEC” means the United States Securities and Exchange Commission.

“Securities Laws” means the 1933 Act, the 1934 Act, the Investment Company Act of 1940 as amended, the Investment Advisers Act of 1940, as amended, the Trust Indenture Act of 1939, as amended, and the rules and regulations of any Regulatory Authority promulgated thereunder.

“Subsidiaries” means all those corporations, banks, associations or other entities of which the entity in question owns or controls 50% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 50% or more of the outstanding equity securities is owned directly or indirectly by its parent; provided, however, there shall not be included any such entity acquired through foreclosure or any such entity the equity securities of which are owned or controlled in a fiduciary capacity.

“Superior Proposal” means a bona fide written Acquisition Proposal that the FFHI Board concludes in good faith to be materially more favorable from a financial point of view to FFHI’s stockholders than the Merger and the other transactions contemplated hereby, after receiving the advice of its financial advisors (who shall be a nationally recognized investment banking firm, NCC agreeing that the FFHI Financial Advisor is a nationally recognized investment banking firm), after taking into account (i) the likelihood of consummation of such transaction on the terms set forth therein (as compared to, and with due regard for, the terms herein) and (ii) all legal (with the advice of outside legal counsel), financial (including the financing terms of any such proposal), regulatory and other aspects of such proposal and any other relevant factors permitted under applicable Law; provided that, for purposes of the definition of “Superior Proposal,” the references to “more than 20%” in the definition of Acquisition Proposal shall be deemed to be references to “100%” and the definition of Acquisition Proposal shall only refer to a transaction involving FFHI and not its Subsidiaries.

“Tax” or “Taxes” means all federal, state, local and foreign income, gross receipts, sales, use, ad valorem, goods and services, capital, transfer, franchise, profits, gains, license, withholding, payroll, employment, employer health, excise, estimated, severance, stamp, occupation, and property taxes, together with any interest and any penalties, additions to tax or additional similar amounts, imposed by any Governmental Authority.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Authority.

(b)     Capitalized terms defined in other Sections of this Agreement have the definitions set forth in such Sections, as indicated below.

Defined Term	Section

Acquisition Agreement	7.5(a)

Adjusted FFHI Stockholders’ Equity	9.2(d)

Average Index Price	10.1(l)

Bank Merger	1.5

Bank Merger Agreement	1.5

Cash Conversion Share Limitation	3.1(d)(i)

Cash Election Share	3.1(d)(i)

Cash Payment Per Stock Election Share	10.1(l)

Closing Date	1.2

COBRA Coverage	5.14(f)(i)

Conforming Adjustments	8.11

Covered Employees	8.21(a)

Cutoff	4.2

D&O Insurance	8.14(c)

Determination Date	10.1(l)

Dissenter Provisions	3.3

Dissenting Shares	3.3

Effective Time	1.3

Election Deadline	3.1(d)(iii)

Defined Term	Section

Election Form	3.1(d)(ii)

Employment Agreements	8.19(b)

Employment Agreement Termination Letters	8.19(a)

Exchange Ratio	3.1(c)

FFHI	Preamble

FFHI Advisory Fee	5.24

FFHI Allowance	5.9(a)(v)

FFHI Benefit Plans	5.14(a)

FFHI Certificate	4.1

FFHI Contracts	5.15

FFHI ERISA Plan	5.14(a)

FFHI Financial Advisor	5.24

FFHI Litigation Reserve	5.9(a)(v)

FFHI Measuring Date	9.2(d)

FFHI Option	3.1(e)

FFHI OREO Reserve	5.9(a)(v)

FirstAtlantic Bank	1.5

Identifiable Personal Information	5.31

Indemnified Party	8.14(a)

Loans	5.9(a)(i)

Maximum D&O Tail Premium	8.14(c)

Merger	Preamble

NBC	1.5

NCC	Preamble

Defined Term	Section

NCC Financial Advisor	6.17

OFAC	5.12(b)

Option Termination Agreement	3.1(e)

Per Share Cash Consideration	3.1(d)(i)

Potential Cash Payment	3.1(d)(v)(A)

Proxy Statement/Prospectus	5.18

Registration Statement	5.18

Related Interest	5.15

Starting Price	10.1(l)

Stock Election Shares	3.1(d)(iii)

Surviving Corporation	1.1

Takeover Laws	5.28

Tax Opinion	9.1(e)

Termination Fee	10.2(b)

Total Cash Amount	3.1(d)(i)

11.2     Entire Agreement. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) constitutes the entire agreement between the Parties hereto with respect to the transactions provided for herein and supersedes all prior arrangements or understandings with respect thereto, written or oral.

11.3     Amendments. This Agreement may be amended by the Parties, by action taken or authorized by their respective Boards, at any time before or after approval of the matters presented in connection with this Agreement by the stockholders of FFHI; provided, however, that after any approval of the transactions contemplated by this Agreement by the stockholders of FFHI, there may not be, without further approval of such stockholders, any amendment of this Agreement that requires further approval under applicable Law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

11.4     Waivers.

(a)      Prior to or at the Effective Time, NCC, acting through the NCC Board or its chief executive officer or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by FFHI, to waive or extend the time for the compliance or fulfillment by FFHI of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of NCC under this Agreement, except any condition that, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of NCC. No representation or warranty in this Agreement shall be affected or deemed waived by reason of the fact that NCC or its representatives knew or should have known that any such representation or warranty was, is, might be or might have been inaccurate in any respect.

(b)      Prior to or at the Effective Time, FFHI, acting through the FFHI Board or its chief executive officer or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by NCC, to waive or extend the time for the compliance or fulfillment by NCC of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of FFHI under this Agreement, except any condition that, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of FFHI. No representation or warranty in this Agreement shall be affected or deemed waived by reason of the fact that FFHI or its representatives knew or should have known that any such representation or warranty was, is, might be or might have been inaccurate in any respect.

11.5     Assignment. Except as expressly provided for herein, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any Party (whether by operation of Law or otherwise) without the prior written consent of the other Parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

11.6     Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission, by registered or certified mail, postage prepaid, or by courier or overnight carrier, to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:

If to FFHI, to:	FirstAtlantic Financial Holdings, Inc. 1325 Hendricks Avenue Jacksonville, FL 32207 Telecopy Number: (904) 446-2595 Attention: Mitchell W. Hunt, Jr.

with a copy to:	Troutman Sanders LLP 600 Peachtree Street NE Suite 5200 Atlanta, GA 30308 Telecopy Number: (404) 962-6599 Attention: David W. Ghegan, Esq.

If to NCC, to:	National Commerce Corporation 813 Shades Creek Parkway, Suite 100 Birmingham, AL 35209 Telecopy Number: (205) 313-8101 Attention: William E. Matthews, V

with a copy to:	Maynard, Cooper & Gale, P.C. 1901 Sixth Avenue North 2400 Regions/Harbert Plaza Birmingham, AL 35203 Telecopy Number: (205) 254-1999 Attention: John P. Dulin, Jr., Esq.

11.7     Brokers and Finders. Except as provided in Section 5.24, each of the Parties represents and warrants that neither it nor any of its officers, directors, employees or Affiliates has employed any broker or finder or incurred any Liability for any financial advisory fees, investment bankers’ fees, brokerage fees, commissions or finders’ fees in connection with this Agreement or the transactions provided for herein. In the event of a claim by any broker or finder based upon his or its representing or being retained by or allegedly representing or being retained by FFHI or NCC, each of FFHI and NCC, as the case may be, agrees to indemnify and hold the other Party harmless of and from any Liability with respect to any such claim.

11.8     Governing Law; Jury Waiver. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware without regard to any applicable conflicts of Laws, except to the extent that federal Law shall be applicable. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.8.

11.9     Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same document with the same force and effect as though all Parties had executed the same document. The exchange of copies of this Agreement and of signature pages by fax, email or similar electronic means shall constitute effective execution and delivery of this Agreement as to the Parties and may be used in lieu of the original Agreement for all purposes. Transmission of executed counterparts by fax, email or similar electronic means shall have the same effect as physical delivery of manually signed originals.

11.10     Captions. The captions as to contents of particular articles, sections or paragraphs contained in this Agreement are for reference purposes only and are not part of this Agreement.

11.11     Enforcement of Agreement. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity. In any dispute or action between the Parties arising out of this Agreement, including any Litigation, arbitration, and appellate proceedings (and efforts to enforce the judgment, award or other disposition of any of the same), the prevailing Party shall be entitled to have and recover from the other Party all reasonable fees, costs and expenses incurred in connection with such dispute or action (including reasonable attorneys’ fees).

11.12     Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

11.13     Construction of Terms. Where the context so requires or permits, use of the singular form includes the plural, and the use of the plural form includes the singular, and the use of any gender includes any and all genders. Accounting terms used and not otherwise defined in this Agreement have the meanings determined by, and all calculations with respect to accounting or financial matters unless otherwise provided for herein shall be computed in accordance with, generally accepted accounting principles consistently applied. References herein to articles, sections, paragraphs, subparagraphs or the like shall refer to the corresponding articles, sections, paragraphs, subparagraphs or the like of this Agreement. The words “hereof,” “herein,” and terms of similar import shall refer to this entire Agreement. Unless the context clearly requires otherwise, the use of the terms “including,” “included,” “such as,” or terms of similar meaning, shall not be construed to imply the exclusion of any other particular elements.

11.14     Schedules. The disclosures in the Schedules to this Agreement relate only to the representations and warranties in the Section of the Agreement to which they expressly relate and not to any other representation or warranty in this Agreement; provided, however, that a disclosure in a particular Schedule shall also be deemed to qualify any other representation and warranty to the extent that the relevance of such exception to such other representation and warranty is reasonably apparent on the face of the disclosure (without needing to examine underlying documentation) by cross-referencing or otherwise. In the event of any inconsistency between the covenants or statements in the body of this Agreement and those in the Schedules (other than an exception expressly set forth as such in the Schedules with respect to a specifically identified representation or warranty), the covenants and statements in the body of this Agreement will control.

11.15     Exhibits and Schedules. Each of the Exhibits and Schedules attached hereto is an integral part of this Agreement and shall be applicable as if set forth in full at the point in the Agreement where reference to it is made.

11.16     No Third Party Beneficiaries. Except for (a) if the Effective Time occurs, Section 8.14, which is intended to benefit each Indemnified Party and his or her heirs and representatives, and (b) if the Effective Time occurs, the right of the holders of FFHI Common Stock to receive the Merger consideration payable pursuant to this Agreement, nothing in this Agreement, expressed or implied, is intended to confer upon any Person, other than the Parties or their respective successors, any right, remedies, obligations or Liabilities under or by reason of this Agreement, except as expressly contemplated by this Agreement.

11.17     Alternative Structure. Notwithstanding anything to the contrary contained in this Agreement, at any time prior to or following the Effective Time, NCC shall be entitled to revise the structure of the Bank Merger in order to substitute a different NCC Subsidiary (or no NCC Subsidiary) in the place of NBC, whereby FirstAtlantic Bank or such other NCC Subsidiary would be the surviving bank upon consummation of the Bank Merger, or whereby the Bank Merger would be abandoned, provided in any case that each of the transactions comprising such revised structure shall (i) fully qualify as, or fully be treated as part of, one or more tax-free reorganizations within the meaning of Section 368(a) of the Code, (ii) be capable of consummation in as timely a manner as the Bank Merger provided for herein, and (iii) not otherwise be prejudicial to the interests of FFHI’s stockholders. This Agreement, the Bank Merger Agreement and any related documents shall be appropriately amended in order to reflect any such revised structure.

[Signature page follows.]

IN WITNESS WHEREOF, each of the Parties hereto has caused this Agreement to be executed on its behalf and its seal to be hereunto affixed and attested by its respective authorized officers as of the day and year first above written.

Attest:		National Commerce Corporation

By:	/s/ Cindy Payton	By:	/s/ Richard Murray, IV
Secretary		Its:	President and Chief Executive Officer

FirstAtlantic Financial Holdings, Inc.
Attest:

By:	/s/ Timothy S. Ayers	By:	/s/ Mitchell W. Hunt, Jr.
CFO and Secretary		Its:	President and Chief Executive Officer

Signature Page to Agreement and Plan of Merger

List of Exhibits

Exhibit A                    Bank Merger Agreement

Exhibit B                    Form of Non-Competition Agreement

Exhibit C                    Form of Claims Letter

List of Schedules

Schedule 5.2(b):	No Conflict (FFHI)

Schedule 5.2(c):	Notices; Consents (FFHI)

Schedule 5.3(c):	Outstanding FFHI Options and FFHI Warrants (FFHI)

Schedule 5.3(e):	Indebtedness (FFHI)

Schedule 5.4(b):	Subsidiaries’ Outstanding Capital Stock (FFHI)

Schedule 5.5:	Financial Statements (FFHI)

Schedule 5.6:	Undisclosed Liabilities (FFHI)

Schedule 5.7:	Changes or Events (FFHI)

Schedule 5.8(f):	Disallowed Deductions under Code Sections 280G or 162(m) (FFHI)

Schedule 5.9(a)(i)	Loans over 90 Days (FFHI)

Schedule 5.9(a)(ii)	Insider Loans (FFHI)

Schedule 5.9(a)(iv):	Classified Loans (FFHI)

Schedule 5.9(b):	Loan Repurchase Obligations (FFHI)

Schedule 5.10:	Liens (FFHI)

Schedule 5.10(a):	Real Property (FFHI)

Schedule 5.10(b):	Leasehold Property (FFHI)

Schedule 5.10(c):	Insurance Policies (FFHI)

Schedule 5.12:	Compliance With Laws (FFHI)

Schedule 5.13(b):	Officers and Directors (FFHI)

Schedule 5.14(a):	Employee Benefit Plans (FFHI)

Schedule 5.14(c):	Payments Due Directors and Employees (FFHI)

Schedule 5.14(e):	Tax Gross-Ups (FFHI)

Schedule 5.14(f):	Certain Benefits Matters (FFHI)

Schedule 5.15:	Material Contracts (FFHI)

Schedule 5.16:	Legal Proceedings (FFHI)

Schedule 5.20:	Offices (FFHI)

Schedule 5.22:	Intellectual Property (FFHI)

Schedule 5.24:	FFHI Advisory Fee (FFHI)

Schedule 5.29:	Management Contracts (FFHI)

Schedule 5.32:	Brokered Deposits (FFHI)

Schedule 6.5:	Undisclosed Liabilities (NCC)

Schedule 6.9:	Legal Proceedings (NCC)

Schedule 7.2(g)	Compensation Matters (FFHI)

Schedule 7.2(n):	Unfunded Loan Commitments (FFHI)

Schedule 8.19(a):	Employment Agreement Termination Letters

Schedule 8.19(b):	Employment and Non-Competition Agreements